Exhibit 99.22

Execution Copy

UNDERWRITING AGREEMENT

December 15, 2020

Field Trip Health Ltd.

30 Duncan Street, Suite 401

Toronto, Ontario

M5V 2C3

Attention:	Joseph Del Moral, Founder and Chief Executive Officer and Ronan Levy, Founder and Executive Chairman

Dear Sirs:

Stifel Nicolaus Canada Inc. (“Stifel GMP” or the “Lead Underwriter”), as lead underwriter and sole bookrunner, along with Canaccord Genuity Corp., Bloom Burton Securities Inc. and Eight Capital (collectively, the “Underwriters” and each individually, an “Underwriter”), hereby severally, and not jointly, nor jointly and severally, in their respective percentages set out in Section 18 below, offer to purchase from Field Trip Health Ltd. (the “Corporation”), and the Corporation hereby agrees to issue and sell to the Underwriters, 3,868,000 units (the “Initial Units”) at a price of $4.50 per Initial Unit (the “Offering Price”) for aggregate gross proceeds of $17,406,000. Each Initial Unit will consist of one common share (a “Common Share”) in the capital of the Corporation (each such Common Share issued as part of an Initial Unit, a “Unit Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”, and each Warrant underlying the Initial Units, a “Unit Warrant”). Each Warrant will entitle the holder thereof to purchase one Common Share (each, a “Warrant Share”) at an exercise price of $5.60. The Warrants shall have a term of 18 months from the Closing Date (as defined below). In the event that the volume weighted average trading price of the Common Shares on the Exchange (as defined below), or such other recognized stock exchange as the Underwriters may approve on which the Common Shares are then principally traded, for ten consecutive trading days exceeds $9.00, the Corporation shall have the right to accelerate the expiry date of the Warrants upon not less than fifteen trading days’ notice.

The Warrants shall be duly and validly created and issued pursuant to, and governed by, a warrant indenture (the “Warrant Indenture”) in a form acceptable to the Lead Underwriter (acting reasonably) to be dated as of the Closing Date between the Corporation and the Transfer Agent (as defined below), in its capacity as warrant agent. The description of the Warrants herein is a summary only and is subject to the specific attributes and detailed provisions of the Warrants to be set forth in the Warrant Indenture. In case of any inconsistency between the description of the Warrants in this Agreement and the terms of the Warrants set forth in the Warrant Indenture, the provisions of the Warrant Indenture will govern.

The Corporation has granted to the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part at any time, and from time to time, until that date which is 30 days following the Closing Date, to offer for sale such number of additional units (the “Over–Allotment Units”), Common Shares (the “Over-Allotment Shares”), and/or Warrants (the “Over-Allotment Warrants” and together with the Over-Allotment Units and Over-Allotment Shares, the “Over-Allotment Securities”) as is equal to 15% of the number of Initial Units issued under the Offering, to cover over-allotments, if any, and for market stabilization purposes. The Over-Allotment Option may be exercised by the Underwriters in respect of: (i) Over-Allotment Units at the Offering Price; (ii) Over-Allotment Shares at a price of $4.29 per Over-Allotment Share; (iii) Over-Allotment Warrants at a price of $0.42 per Over-Allotment Warrant; or (iv) any combination of Over-Allotment Units, Over-Allotment Shares and/or Over-Allotment Warrants, provided that, (A) the number of Over–Allotment Units does not exceed 580,200, (B) the number of Over-Allotment Shares does not exceed 580,200, and (C) the number of Over-Allotment Warrants does not exceed 290,100. The Underwriters shall be under no obligation whatsoever to exercise the Over-Allotment Option in whole or in part.

 The Common Shares issuable upon exercise of the Over-Allotment Warrants (including Warrants issuable as part of the Over-Allotment Units) are referred to herein as the “Over-Allotment Warrant Shares”. The Initial Units and the Over-Allotment Securities are collectively referred to in this Agreement as the “Offered Securities” and the offering of the Offered Securities by the Corporation is referred to in this Agreement as the “Offering”.

The Offered Securities shall have the attributes described in and contemplated by the Prospectus (as defined below).

The Underwriters agree that up to 2,000,000 Initial Units may be allocated to certain (i) insiders, shareholders and affiliates of the Corporation, and (ii) persons who are not institutions or otherwise clients of the Underwriters (collectively, the “President’s List Subscribers”), provided that the President’s List Subscribers shall be identified by the Corporation to the Underwriters at least three Business Days (defined below) prior to the Closing Date and that the issuances of Initial Units to such President’s List Subscribers comply with Applicable Securities Laws (as defined below).

In consideration of the services rendered by the Underwriters in connection with the Offering, the Corporation shall pay to the Underwriters at the Closing Time, as set forth in Section 14, a cash commission equal to: (i) 5.5% of the aggregate gross proceeds raised from the sale of Offered Securities, other than in respect of gross proceeds from the sale of Offered Securities to President’s List Subscribers; plus (ii) 1.0% of the aggregate gross proceeds raised from the sale of Offered Securities to President’s List Subscribers (collectively, the “Underwriting Fee”). As additional compensation for the services provided, the Corporation shall issue to the Underwriters at the Closing Time, in aggregate, that number of compensation warrants (the “Broker Warrants”) which is equal to (i) 5.5% of the aggregate number of Offered Securities sold, other than to President’s List Subscribers; plus (ii) 1.0% of the aggregate number of Offered Securities sold to President’s List Subscribers. Each Broker Warrant shall be exercisable to acquire one Common Share (each, a “Broker Warrant Share”) at an exercise price equal to the Offering Price for a period of 24 months following the Closing Date, pursuant to the terms of the certificates representing the Broker Warrants (the “Broker Warrant Certificates”). The Underwriting Fee shall be inclusive of a 5% work fee payable to Stifel GMP and shall be payable as provided for in Section 18.

The Underwriters may arrange for substituted purchasers (the “Substituted Purchasers”) for the Offered Securities, where such Substituted Purchasers are resident in the Selling Jurisdictions (as defined below). Each Substituted Purchaser shall purchase the Offered Securities at the Offering Price, and to the extent that Substituted Purchasers purchase Offered Securities, the obligations of the Underwriters to do so will be reduced by the number of Offered Securities purchased by the Substituted Purchasers from the Corporation.

The Underwriters propose to distribute the Offered Securities in each of the provinces of Canada, other than Quebec, pursuant to the Final Prospectus (as defined below) and may also distribute the Offered Securities in the United States (as defined below) or to, or for the account or benefit of, U.S. Persons (as defined below) in transactions that are exempt from the registration requirements of the U.S. Securities Act (as defined below) pursuant to the U.S. Private Placement Memorandum (as defined below), all in the manner contemplated by this Agreement.

Subject to applicable law, including Applicable Securities Laws (as defined below) and the terms of this Agreement, the Offered Securities may also be distributed outside of Canada and the United States, in each jurisdiction as mutually agreed to in writing by the Corporation and the Underwriters where they may be lawfully sold by the Underwriters without: (i) giving rise to any requirement under the laws of such jurisdiction to prepare and/or file a prospectus or document having similar effect; or (ii) creating any ongoing compliance or continuous disclosure obligations for the Corporation pursuant to the laws of such jurisdiction.

The Underwriters shall be entitled to appoint a selling group consisting of other registered dealers in accordance with Applicable Securities Laws for the purposes of arranging for purchasers of the Offered Securities. Any member of any selling group formed by the Underwriters pursuant to the provisions of this Agreement or with whom any Underwriter has a contractual relationship with respect to the Offering, if any, shall agree with such Underwriter to comply with the covenants and obligations given by the Underwriters herein. The fee payable to any such member of any selling group shall be for the account of the Underwriters.

The Underwriters may offer the Offered Securities at a price less than the Offering Price as described in further detail in Section 18 below, in compliance with Canadian Securities Laws and, specifically, the requirements of NI 44-101 (as defined below) and the disclosure concerning the same contained in the Prospectus, provided that the net proceeds received by the Corporation for the Offered Securities shall not be reduced as a result thereof.

TERMS AND CONDITIONS

The following are additional terms and conditions of this Agreement between the Corporation and the Underwriters:

Section 1              Definitions and Interpretation

(1)	Where used in this Agreement or in any amendment hereto, the following terms have the following meanings, respectively:

“Accredited Investor” means “accredited investor” as such term is defined in Rule 506 under the U.S. Securities Act;

“Agreement” means this underwriting agreement, as it may be amended from time to time;

“Applicable Laws” means, in relation to any person, the Business or the Offering, all applicable laws, statutes, Authorizations, ordinances, decrees, rules, regulations, by-laws, legally enforceable policies, codes or guidelines, judicial, arbitral, administrative, ministerial, departmental or regulatory judgements, orders, decisions, directives, rulings, subpoenas, or awards, and conditions of any grant or maintenance of any approval, permission, certification, consent, registration, authority or licence, any applicable federal or provincial pricing policies, and any other requirements of any Governmental Authority, by which such person is bound or having application to the Business or the Offering and any amendments or supplements to, or replacements and substitutions of, any of the foregoing;

“Applicable Securities Laws” means collectively, Canadian Securities Laws and all applicable securities laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions;

“associate”, “affiliate” and “insider” have the respective meanings given to them in the Securities Act;

“Authorizations” means any approval, consent, exemption, ruling, authorization, notice, permit, including an import permit or export permit, or acknowledgement that may be required from any Governmental Authority pursuant to Applicable Law, or which is otherwise required under Applicable Law for the parties to perform their obligations under this Agreement or in relation to the Business, including any, ethical review board approval or other authorization for a study, including authorizations related to medical clinics, authorizations necessary to administer ketamine to patients, or other authorizations related to the Business;

“Broker Warrant Certificate” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“Broker Warrant Shares” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“Broker Warrants” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“Business” means the business carried on by the Corporation and the Subsidiaries as described in the Offering Documents, including, for the avoidance of doubt, of delivery of Drug Products, or other drug substances for therapeutic purposes, including the development, formulation and compounding of Drug Products or other drug substances, in the jurisdictions in which the Corporation and the Subsidiaries operate, including in the context of clinical trials, research, development, service delivery or other contexts, and the business of developing, cultivating fungal inputs for, and manufacturing natural health products, and the operation of clinics for physicians engaged in any of the foregoing activities;

“Business Assets” means all tangible and intangible property and assets owned (either directly or indirectly), leased, licensed, loaned, operated or used, including all real property, fixed assets, facilities, equipment, inventories and accounts receivable, by the Corporation and the Subsidiaries in connection with the Business;

“Business Day” means a day, other than a Saturday, a Sunday or statutory or civic holiday in the City of Toronto, Ontario;

“Canadian Securities Laws” means, collectively, all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Qualifying Jurisdictions, including the rules and policies of the Exchange;

“CBCA” means the Canada Business Corporations Act;

“CDS” means CDS Clearing and Depository Services Inc.;

“CDSA” means the Controlled Drugs and Substances Act (Canada);

“Claims” has the meaning ascribed thereto in Section 13 of this Agreement;

“Closing” means the completion of the sale of the Offered Securities and the purchase by the Underwriters of the Offered Securities pursuant to this Agreement;

“Closing Date” means January 5, 2021 or such earlier or later date as may be agreed to in writing by the Corporation and the Lead Underwriter, each acting reasonably, provided that it is not later than 42 days after the date of the receipt for the Final Prospectus;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date, or such other time on the Closing Date as may be agreed to by the Corporation and the Lead Underwriter;

“Common Shares” has the meaning ascribed thereto in the first paragraph of this Agreement;

“controlled substance” has the meaning ascribed thereto in section 2(1) of the CDSA;

“Corporation” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Corporation’s Auditors” means MNP LLP;

“CPSO” means the College of Physicians and Surgeons of Ontario;

“Criminal Code” means the Criminal Code (Canada);

“Debt Instrument” means any and all loans, bonds, notes, debentures, indentures, promissory notes, mortgages, guarantees or other instruments evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Corporation or a Subsidiary are a party or to which their property or assets are otherwise bound;

“distribution” means distribution or distribution to the public, as the case may be, for the purposes of Canadian Securities Laws or any of them;

“Documents Incorporated by Reference” means, without limitation, all financial statements, related management’s discussion and analysis, management information circulars, joint information circulars, annual information forms, material change reports or other documents filed by the Corporation, whether before or after the date of this Agreement, that are required to be incorporated by reference into the Prospectus under Applicable Securities Laws;

“Drug Product” means any drug product regulated for sale or use under supervision of a health care practitioner and that includes an active pharmaceutical ingredient that is ketamine, psilocin, psilocybin, and other restricted drugs or controlled substances in the jurisdictions in which the Corporation operates;

“Employee Plans” has the meaning ascribed thereto in Section 7(jj) of this Agreement;

“Environmental Laws” means all Applicable Laws relating to the environment or environmental issues (including air, surface, water and stratospheric matters), pollution or protection of human health and safety, including without limitation relating to the release, threatened release, manufacture, processing, blending, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials;

“Exchange” means the Canadian Securities Exchange;

“FDA” mean the Food and Drugs Act (Canada);

“FDR-J” means part J of the Food and Drugs Regulations (Canada) of the CDSA;

“Field Trip Psychedelics” means Field Trip Psychedelics Inc.;

“Final Prospectus” means the (final) short form prospectus of the Corporation relating to the Offering, including all of the Documents Incorporated by Reference prepared and to be filed by the Corporation with the Securities Commissions in accordance with the Passport System and NI 44-101 in the Qualifying Jurisdictions in respect of the Offering and for which a Final Receipt has been issued;

“Final Receipt” means the receipt issued by the Principal Regulator, evidencing that a receipt has been, or has been deemed to be, issued for the Final Prospectus in each of the Qualifying Jurisdictions;

“Financial Statements” means (a) audited financial statements of the Corporation for the fiscal year ended December 31, 2019 and 2018, together with the independent auditors’ report thereon and the notes thereto; (b) audited consolidated financial statements of Field Trip Psychedelics for the fiscal period from April 2, 2019 to March 31, 2020, together with the independent auditors’ report thereon and the notes thereto; (c) the unaudited interim financial statements of the Corporation for the nine months ended September 30, 2020 and 2019, together with the notes thereto and (d) the unaudited condensed interim consolidated financial statements of Field Trip Psychedelics for the three and six months ended September 30, 2020 and 2019;

“Former Auditors” means DeVisser Gray LLP;

“Government Official” means (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

“Governmental Authority” means any provincial, territorial or federal, and as applicable in the circumstances, any foreign: (a) government; (b) court, arbitral or other tribunal or governmental or quasi-governmental authority of any nature (including any governmental agency, political subdivision, instrumentality, branch, department, official, or entity); (c) body or other instrumentality exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature pertaining to government, including Health Canada, the New York State Medical Board and/or the California Medical Board; (d) any formulary body with responsibility for determining listability of a Drug Product on any applicable formulary or for determining the pricing of Drug Products for reimbursement, with jurisdiction to review the pricing of and payment for Drug Products under Applicable Law; (e) any provincial, state, territorial or federal government or review board with jurisdiction over pricing of patented products or with jurisdiction over competition aspects of pricing of products; or (f) any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing and any stock exchange or self-regulatory authority and, for greater certainty, includes the Securities Commissions, the Exchange and the Investment Industry Regulatory Organization of Canada;

“Hazardous Material” means, collectively, (a) any chemicals or other materials or substances which are defined as or included in the definition of “hazardous recyclables,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants” or words of similar import under any Environmental Law, and (b) any other chemical, contaminant, pollutant, deleterious substance, dangerous good or other material or substance, which is limited or regulated under any Environmental Law;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“including” means including but not limited to;

“Indemnified Party” or “Indemnified Parties” have the meanings ascribed thereto in Section 13 of this Agreement;

“Initial Units” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Intellectual Property Rights” means all industrial and other intellectual property rights comprising or relating to (a) trademarks, trade dress, trade and business names, branding, brand names, logos, design rights, corporate names and domain names and other similar designations of source, sponsorship, association or origin, together with the goodwill symbolized by any of the foregoing; (b) internet domain names registered by any authorized private registrar or Governmental Authority, web addresses, web pages, website and URLs; (c) works of authorship, expressions, designs and industrial design registrations, whether or not copyrightable, including copyrights and copyrightable works, software and firmware, data, data files, and databases and other specifications and documentation; (d) inventions, discoveries, trade secrets, business and technical information, know-how, databases, data collections, patent disclosures and other confidential or proprietary information; (e) plant or fungal varieties, strains or cultivars; and (f) all industrial and other intellectual property rights, and all rights, interests and protections that are associated with, equivalent or similar to, or required for the exercise of, any of the foregoing, however arising, in each case whether registered or unregistered, such registered rights including patent, registered plant breeders’ rights, trademark, industrial design and copyright, and including all registrations and applications for, and renewals or extensions of, such rights or forms of protection under the Applicable Law of any jurisdiction which the Corporation operates;

“ketamine” means 2-(2-chlorophenyl)-2-(methylamino)cyclohexanone;

“knowledge of the Corporation” (or similar phrases or knowledge qualifiers) means, with respect to the Corporation, the actual knowledge of its directors and officers after reasonable inquiry;

“Liens” means any encumbrance or title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, privilege, easement, servitude, right of way, restrictive covenant, right of use or any other right or claim of any kind or nature whatever which affects ownership or possession of, or title to, any interest in, or right to use or occupy such property or assets;

“Losses” has the meaning ascribed thereto in Section 13 of this Agreement;

“marketing materials” has the meaning ascribed thereto in NI 41-101;

“Marketing Materials” means the term sheet in respect of the Offering dated December 10, 2020, as agreed to between the Corporation and Stifel GMP;

“Material Adverse Effect” means (a) any event, occurrence, state of facts, effect or change on the Corporation and the Subsidiaries or the Business, taken as a whole and as a going concern, that has had or would reasonably be expected to have a material adverse effect on the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flow, income, prospects or business operations of the Corporation and its Subsidiaries or the Business, taken as a whole and as a going concern, or (b) any event, occurrence, state of facts, effect or change that would result in any Offering Document containing a misrepresentation;

“Material Agreement” means any and all contracts, commitments, agreements (written or oral), instruments, leases or other documents, including licences, sub-licences, supply agreements, manufacturing agreements, distribution agreements, sales agreements, or any other similar type agreements, to which the Corporation or any Subsidiary is a party or to which their Business Assets are otherwise bound, and which is material to the Corporation and the Subsidiaries on a consolidated basis;

“material change”, “material fact” and “misrepresentation” have the respective meanings ascribed thereto in the Securities Act;

“MI 11-102” means Multilateral Instrument 11-102 – Passport System;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 - Short Form Prospectus Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“Offered Securities” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Offering” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Offering Documents” means the Preliminary Prospectus, the Final Prospectus, any Supplementary Material and, if applicable, the U.S. Private Placement Memorandum;

“Offering Price” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Option Closing Date” means the date, not earlier than the Closing Date or later than 30 days following the Closing Date, for the closing of the Over-Allotment Option set out in the written notice of exercise of the Over-Allotment Option;

“Option Closing Time” means 8:00 a.m. (Toronto time) on the Option Closing Date or such other time on the Closing Date as may be agreed to by the Corporation and the Lead Underwriter;

“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent in all material respects with past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person, in each case, as is determined as of the relevant date;

“OSC” means the Ontario Securities Commission;

“Over-Allotment Option” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Over-Allotment Securities” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Over-Allotment Shares” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Over-Allotment Units” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Over-Allotment Warrant Shares” has the meaning ascribed thereto in the fourth paragraph of this Agreement;

“Over-Allotment Warrants” has the meaning ascribed thereto in the third paragraph of this Agreement;

“Passport System” means the system for review of prospectus filings set out in MI 11-102 and NP 11-202;

“person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, association, trust or other legal entity;

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated December 15, 2020, including all of the Documents Incorporated by Reference, prepared and filed by the Corporation in accordance with the Passport System and NI 44-101 in the Qualifying Jurisdictions in respect of the Offering;

“Preliminary Receipt” means the receipt issued by the Principal Regulator, evidencing that a receipt has been, or has been deemed to be, issued for the Preliminary Prospectus in each of the Qualifying Jurisdictions;

“President’s List Subscribers” has the meaning ascribed thereto in the sixth paragraph of this Agreement;

“Principal Regulator” means the Ontario Securities Commission;

“Prospectus” means, collectively, the Preliminary Prospectus and the Final Prospectus;

“provide” in the context of sending or making available marketing materials to a potential investor of Offered Securities has the meaning ascribed thereto under Canadian Securities Laws;

“psilocin” means 3–[2–(dimethylamino)ethyl]–4–hydroxyindole and any salt thereof;

“psilocybin” means 3–[2–(dimethylamino)ethyl]–4–phosphoryloxyindole and any salt thereof;

“Purchasers” means, collectively, each of the purchasers of Offered Securities arranged by the Underwriters, including the Substituted Purchasers, in connection with the Offering, including, if applicable, the Underwriters;

“Qualified Institutional Buyers” means “qualified institutional buyers” as such term is defined in Rule 144A;

“Qualifying Jurisdictions” means each of the provinces of Canada, other than Quebec;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Repayment Event” means any event or condition which gives the holder of any Debt Instrument (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a material portion of such indebtedness by the Corporation or the Subsidiaries;

“Rule 144A” means Rule 144A under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Ontario);

“Securities Commissions” means the securities regulatory authority in each of the Qualifying Jurisdictions;

“Securities Laws” means collectively, Canadian Securities Laws, U.S. Securities Laws and all applicable securities laws, rules, regulations, policies and other instruments promulgated by the Securities Regulators in any of the other Selling Jurisdictions;

“Securities Regulators” means collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“Selling Jurisdictions” means, collectively, each of the Qualifying Jurisdictions and may also include, the United States and any other jurisdictions outside of Canada and the United States as mutually agreed to by the Corporation and the Underwriters;

“subsidiary” or “subsidiaries” has the meaning ascribed thereto in the Securities Act;

“Subsidiaries” has the meaning ascribed thereto in Section 7(b) of this Agreement;

“Substituted Purchasers” has the meaning ascribed thereto in the eighth paragraph of this Agreement;

“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus or the Final Prospectus, and any amendment or supplemental prospectus that may be filed by or on behalf of the Corporation under Canadian Securities Laws relating to the distribution of the Offered Securities;

“template version” has the meaning ascribed thereto under NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“Transfer Agent” means Computershare Trust Company of Canada;

“Underwriters” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Underwriting Fee” has the meaning ascribed thereto in the seventh paragraph of this Agreement;

“Unit” means any Initial Unit or Over–Allotment Unit;

“Unit Share” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Unit Warrant” has the meaning ascribed thereto in the first paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliates” means the Underwriters’ respective United States registered broker-dealer affiliates;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S;

“U.S. Private Placement Memorandum” means the private placement offering memorandum in the event of an offering of the Offered Securities in the United States, which will include and supplement the Prospectus;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means all applicable securities legislation in the United States, including, without limitation, the U.S. Exchange Act and U.S. Securities Act;

“Warrant” has the meaning ascribed thereto in the first paragraph of this Agreement;

“Warrant Indenture” has the meaning ascribed thereto in the second paragraph of this Agreement; and

“Warrant Share” has the meaning ascribed thereto in the first paragraph of this Agreement.

(2)	Any reference in this Agreement to a section or subsection shall refer to a section or subsection of this Agreement.

(3)

All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(4)	Any reference in this Agreement to $ or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

(5)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” Subsidiaries

Schedule “B” Compliance with United States Securities Laws (if applicable)

Section 2              Attributes of the Offered Securities.

(1)

The Offered Securities to be sold by the Corporation hereunder shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Offering Documents.

(2)

The Underwriters severally agree not to offer or sell the Offered Securities in such a manner as to require registration of any of them or the filing of a prospectus or any similar document under the laws of any jurisdiction outside the Qualifying Jurisdictions and to distribute or offer the Offered Securities only in the Qualifying Jurisdictions and in accordance with all Applicable Securities Laws. However, the Corporation and each Underwriter acknowledge that, in the event of any offer, sale or resale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, the Underwriters acting through their U.S. Affiliates will offer, sell and resell the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons only to Qualified Institutional Buyers or Accredited Investors, all in accordance with Schedule “B”, which terms and conditions are hereby incorporated by reference in and shall form a part of this Agreement, provided that no such action on the part of the Underwriters or their U.S. Affiliates shall in any way oblige the Corporation to register any Offered Securities under the U.S. Securities Act or the securities laws of any state of the United States. Any agreements between the Underwriters and the members of any selling group will contain restrictions which are substantially the same as those contained in this Section 2.

(3)

Notwithstanding the foregoing, an Underwriter will not be liable to the Corporation under this section or Schedule “B” with respect to a violation by another Underwriter or its U.S. Affiliate(s) of the provisions of this section or Schedule “B” if the former Underwriter or its U.S. Affiliate, as applicable, is not itself also in violation.

Section 3              Filing of Prospectus.

(1)	The Corporation shall:

(a)

not later than 5:00 p.m. (Toronto time) on the date hereof, have filed the Preliminary Prospectus pursuant to the Passport System with the Securities Commissions and obtain a Preliminary Receipt not later than 5:00 p.m. (Toronto time) on December 16, 2020;

(b)

(i) use commercially reasonable efforts to promptly resolve all comments made and deficiencies raised in respect of the Preliminary Prospectus by the Principal Regulator, and (ii) file the Final Prospectus and obtain a Final Receipt not later than 5:00 p.m. (Toronto time) on December 24, 2020, and otherwise fulfill all legal requirements to qualify the Offered Securities for distribution to the public in the Qualifying Jurisdictions through the Underwriters or any other investment dealer or broker properly registered to transact such business in the applicable Qualifying Jurisdictions contracting with the Underwriters, and to qualify the grant of the Over-Allotment Option; and

(c)

until the date on which the distribution of the Offered Securities is completed, promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Securities for sale to the public and the grant of the Over-Allotment Option to the Underwriters or, in the event that the Offered Securities or the Over-Allotment Option have, for any reason, ceased to so qualify, to again so qualify the Offered Securities and the Over-Allotment Option.

(2)

Prior to the filing of the Offering Documents and thereafter, during the period of distribution of the Offered Securities, the Corporation shall have allowed the Underwriters to participate fully in the preparation of, and to approve the form and content of, such documents and shall have allowed the Underwriters to conduct all due diligence investigations (which shall include the attendance of management of the Corporation, the Corporation’s Auditors and the Former Auditors at one or more due diligence sessions to be held) which they may reasonably require in order to fulfill their obligations as underwriters and in order to enable them to responsibly execute the certificate required to be executed by them at the end of the Prospectus.

(3)

It shall be a condition precedent to (i) the Underwriters’ execution of any certificate in any Prospectus, that the Underwriters be satisfied as to the form and substance of the document, and (ii) the delivery of each U.S. Private Placement Memorandum (if applicable) to any purchaser or prospective purchaser in the United States or purchasing for the account or benefit of a U.S. Person, that the Underwriters and their U.S. Affiliates be satisfied as to the form and substance of such document.

Section 4              Deliveries on Filing and Related Matters.

(1)	The Corporation shall deliver to each of the Underwriters:

(a)

prior to the time of each filing thereof, a copy of the Preliminary Prospectus and the Final Prospectus each manually signed on behalf of the Corporation, by the persons and in the form signed and certified as required by Canadian Securities Laws;

(b)	a copy of the preliminary U.S. Private Placement Memorandum or the final U.S. Private Placement Memorandum, if and as applicable;

(c)

prior to the time of filing thereof, a copy of any Supplementary Material, or other document required to be filed with or delivered to, the Securities Commissions by the Corporation under Canadian Securities Laws in connection with the Offering, including any document incorporated by reference in the Final Prospectus (other than documents already filed publicly with a Securities Commission);

(d)

concurrently with the filing of the Final Prospectus with the Securities Commissions, a “long-form” comfort letter of the Corporation’s Auditors dated the date of the Final Prospectus (with the requisite procedures to be completed by such auditor within two Business Days of the date of such letter), in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters, the Corporation and the board of directors of the Corporation, with respect to the verification of financial and accounting information and other financial information contained in the Final Prospectus (including all Documents Incorporated by Reference) and matters involving changes or developments since the respective dates as of which specific financial information is given therein which letter shall be in addition to the auditor’s consent letter and comfort letter (if any) addressed to the Securities Commissions; and

(e)

concurrently with the filing of the Final Prospectus with the Securities Commissions, a “long form” comfort letter of the Former Auditors, dated to the date of the Final Prospectus (with the requisite procedures to be completed by such auditors no later than two Business Days prior to the date of the Final Prospectus) with respect to the financial and accounting information relating to the Corporation addressed to the Underwriters, in form and substance satisfactory to the Underwriters, acting reasonably, containing statements and information of the type ordinarily included in “comfort letters” to underwriters in connection with the Offering.

Unless otherwise advised in writing, such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Offering Documents in connection with the distribution of the Offered Securities in compliance with this Agreement and Securities Laws.

(2)	The Corporation represents and warrants to the Underwriters with respect to the Offering Documents that as at their respective dates of delivery to the Underwriters as set out in Section 4(1) above:

(a)

all information and statements in such documents (including information and statements incorporated by reference to the extent they have not been superseded by the information and statements in the Offering Documents) (except information and statements relating solely to the Underwriters and furnished by them specifically for use in a Prospectus) are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation, the Offering and the Offered Securities, as required by Canadian Securities Laws;

(b)

no material fact or information in such documents (including information and statements incorporated by reference) (except information and statements relating solely to the Underwriters and furnished by them specifically for use in a Prospectus) has been omitted therefrom which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(c)	the Prospectus and any Supplementary Material comply in all material respects with the requirements of Canadian Securities Laws.

(3)

The Corporation shall cause commercial copies of the Preliminary Prospectus, the Final Prospectus and the U.S. Private Placement Memorandum, as the case may be, to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by written instructions to the printer of such documents as soon as possible after obtaining the Preliminary Receipt or the Final Receipt, as the case may be, but, in any event on or before noon (Toronto time) on the next Business Day (or for delivery locations outside of Toronto, on the second Business Day). Such deliveries shall constitute the consent of the Corporation to the Underwriters’ use of the Preliminary Prospectus, the Final Prospectus and the U.S. Private Placement Memorandum for the distribution of the Offered Securities in the Qualifying Jurisdictions in compliance with the provisions of this Agreement and Canadian Securities Laws; the offer and sale of the Offered Securities in the United States and to, or for the account or benefit of, U.S. Persons in compliance with the provisions of this Agreement (including, without limitation, Schedule “B” hereto) and U.S. Securities Laws; and the offer and sale of the Offered Securities in such other Selling Jurisdictions agreed to between the Corporation and the Lead Underwriter, in compliance with the provisions of this Agreement and Applicable Securities Laws. The Corporation shall similarly cause to be delivered commercial copies of any Supplementary Material and hereby similarly consents to the Underwriters’ use thereof. The Corporation shall cause to be provided to the Underwriters, without cost, such number of copies of any Documents Incorporated by Reference as the Underwriters may reasonably request for use in connection with the distribution of the Offered Securities.

(4)

Each of the Corporation and the Underwriters have approved the Marketing Materials, including any template version thereof which the Corporation has filed with the Securities Commissions and which is and will be incorporated by reference into the Prospectus, as the case may be. The Corporation and the Underwriters each covenant and agree that during the distribution of the Offered Securities, it will not provide any potential investor of Offered Securities with any marketing materials except for marketing materials that comply with, and have been approved in accordance with, NI 44-101. If requested by the Underwriter, in addition to the Marketing Materials, the Corporation will cooperate, acting reasonably, with the Underwriter in approving any other marketing materials to be used in connection with the Offering.

(5)

Subject to compliance with Securities Laws, during the period commencing on the date hereof and until completion of the distribution of the Offered Securities, the Corporation will promptly provide to the Underwriters drafts of any press releases of the Corporation for review by the Underwriters prior to issuance, and shall obtain the prior approval of the Underwriters as to the content and form of any press release relating to the Offering prior to issuance, such approval not to be unreasonably withheld or delayed. If required by Securities Laws, any press release announcing or otherwise referring to the Offering disseminated in the United States shall comply with the requirements of Rule 135c under the U.S. Securities Act and any press release announcing or otherwise referring to the Offering disseminated outside the United States shall include (i) an appropriate notation on each page as follows: “Not for distribution to the U.S. news wire services, or dissemination in the United States” and (ii) the following (or similar) disclosure:

“The securities referred to in this news release have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, “U.S. persons” (as such term is defined in Regulation S under the U.S. Securities Act) absent such registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release does not constitute an offer for sale of securities for sale, nor a solicitation for offers to buy any securities. Any public offering of securities in the United States must be made by means of a prospectus containing detailed information about the company and management, as well as financial statements.”

(6)

Notwithstanding any provision hereof, nothing in this Agreement will create any obligation of the Corporation to file a registration statement or otherwise register or qualify the Offered Securities for sale or distribution outside of Canada.

Section 5              Material Change.

(1)

During the period from the date of this Agreement to the completion of the distribution of the Offered Securities, the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing with full particulars of:

(a)

any material change (actual, anticipated, contemplated or threatened) in respect of the Corporation and the Subsidiaries considered on a consolidated basis or any development involving a prospective material change;

(b)

any new or any change in a material fact which has arisen or has been discovered and would have been required to have been stated in any of the Offering Documents had the fact arisen or been discovered on, or prior to, the date of such document; and

(c)

any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents which fact or change is, or may be, of such a nature as to render any statement in such Offering Document misleading or untrue in any material respect or which would result in a misrepresentation in the Offering Document or which would result in any of the Offering Documents not complying (to the extent that such compliance is required) with Securities Laws.

The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under Canadian Securities Laws and U.S. Securities Laws as a result of such fact or change; provided that the Corporation shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is or could be reasonable doubt whether written notice need be given under this Section 5.

(2)

If during the period of distribution of the Offered Securities there shall be any change in Canadian Securities Laws or other laws which results in any requirement to file Supplementary Material, the Corporation will promptly prepare and file such Supplementary Material with the appropriate Securities Commissions where such filing is required, provided that the Corporation shall have allowed the Underwriters and its counsel to participate in the preparation and review of any Supplementary Material.

(3)	During the period from the date of this Agreement to the completion of the distribution of the Offered Securities, the Corporation will notify the Underwriters promptly:

(a)	when any supplement to any of the Offering Documents or any Supplementary Material shall have been filed;

(b)	of any request by any Securities Commission to amend or supplement the Prospectus or for additional information;

(c)

of the suspension of the qualification of the Common Shares, Warrants or the Over-Allotment Option for offering, sale, issuance, or grant, as applicable, in any jurisdiction, or of any order suspending or preventing the use of the Offering Documents (or any Supplementary Material) or of the institution or, to the knowledge of the Corporation, threatening of any proceedings for any such purpose; and

(d)

of the issuance by any Securities Commission or any stock exchange of any order having the effect of ceasing or suspending the distribution of the Common Shares or Warrants or the trading in any securities of the Corporation, or, to the knowledge of the Corporation, of the institution or threatening of any proceeding for any such purpose. The Corporation will use its reasonable efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use or such order ceasing or suspending the distribution of the Common Shares or Warrants or the trading in the Common Shares and, if any such order is issued, to obtain the lifting thereof at the earliest possible time.

Section 6              Regulatory Approvals.

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Corporation will cooperate with the Underwriters in connection with the qualification of the distribution of the Offered Securities for offer and sale in the Qualifying Jurisdictions and the grant of the Over-Allotment Option under Canadian Securities Laws and in maintaining such qualifications in effect for so long as required for the distribution of the Offered Securities.

Section 7              Representations and Warranties of the Corporation.

The Corporation represents and warrants to each of the Underwriters, and acknowledges that each of them is relying upon such representations and warranties in connection with the purchase of the Offered Securities, that:

(a)

Good Standing of the Corporation. The Corporation (i) is a corporation existing under the laws of Canada and is and will at the Closing Time be current and up-to-date with all material filings required to be made and in good standing under the CBCA, (ii) has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its Business Assets, and to conduct the Business as now carried on by it, and (iii) has, and at the Closing Time will have, all requisite corporate power and authority to issue and sell the Offered Securities, to create and issue the Broker Warrants and to execute, deliver and perform its obligations under this Agreement and the Broker Warrant Certificates.

(b)

Good Standing of Subsidiaries. The Corporation’s only subsidiaries are listed in Schedule “A” (collectively, the “Subsidiaries”), which schedule is true, complete and accurate in all respects. Each Subsidiary is formed, organized and existing under the laws of the jurisdiction set out in Schedule “A”, is current and up-to-date with all material filings required to be made and has all requisite corporate power and capacity to own, lease and operate its properties and assets, including its Business Assets, and to conduct its Business as is now carried on by it, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required in all material respects. All of the issued and outstanding shares in the capital of the Subsidiaries have been duly authorized and validly issued, are fully paid and, except as set out in Schedule “A”, are directly or indirectly beneficially owned by the Corporation. All of the issued and outstanding shares in the capital of the Subsidiaries owned by the Corporation are owned free and clear of any Liens, and none of the outstanding securities of the Subsidiaries were issued in violation of the pre-emptive or similar rights of any security holder of the Subsidiaries. There exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any securities of the Subsidiaries.

(c)

No Proceedings for Dissolution. No act or proceeding has been taken by or against the Corporation or the Subsidiaries in connection with their liquidation, winding-up or bankruptcy, or, to the knowledge of the Corporation, is pending.

(d)

Share Capital of the Corporation. The Corporation has an authorized capital consisting of an unlimited number of Common Shares, and an unlimited number of preferred shares of which (i) 37,954,943 Common Shares, and (ii) no preferred shares are issued and outstanding as of the date hereof. Except as disclosed in the Offering Documents, no securities exchangeable or convertible into Common Shares or preferred shares are issued and outstanding as of the date hereof, other than (A) the Over-Allotment Option, (B) an aggregate of 3,871,729 options to purchase 3,871,729 Common Shares under the Corporation’s stock option plan, and (C) an aggregate of 299,753 warrants to purchase 299,753 Common Shares. The rights, privileges, restrictions, conditions and other terms attaching to the Common Shares and preferred shares, respectively, conform in all material respects to the description thereof contained in the Offering Documents.

(e)

Form of Broker Warrant Certificate. At the Closing time, the form of Broker Warrant Certificate respecting the Broker Warrants will have been approved and adopted by the board of directors of the Corporation and will not conflict with any Applicable Law.

(f)

Common Shares Validly Issued. The Unit Shares and the Over-Allotment Shares, at or prior to the Closing Time, and the Broker Warrant Shares and the Over-Allotment Warrant Shares, upon the exercise of the Broker Warrants and Over-Allotment Warrants, respectively, shall be duly and validly authorized for issuance and sale pursuant to this Agreement, and when issued and delivered by the Corporation pursuant to this Agreement, against payment of the consideration therefor, will be validly issued as fully paid and non-assessable Common Shares and will not be issued in violation of any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.

(g)

Warrants Validly Issued. At the Closing Time, the Unit Warrants and the Over-Allotment Warrants will have been duly authorized for issuance and sale, and the maximum number of Common Shares issuable upon due exercise of the Unit Warrants and the Over-Allotment Warrants will have been duly authorized for issuance upon due exercise of such Warrants in accordance with the terms of the Warrant Indenture and, when so issued, will be validly issued, fully paid and non-assessable. Such Common Shares, upon issuance upon due exercise of any such Warrants, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.

(h)

Forms of Certificates. At the Closing Time, the forms of the certificates representing the Common Shares and Warrants will have been duly approved and adopted by the Corporation and comply in all respects with the applicable requirements of the CBCA and the Exchange.

(i)

Broker Warrants Validly Issued. At the Closing Time, the Broker Warrants will have been duly authorized for issuance pursuant to this Agreement and the maximum number of Broker Warrant Shares issuable upon due exercise of the Broker Warrants will have been duly authorized for issuance upon due exercise of such Broker Warrants and, when so issued, will be validly issued, fully paid and non-assessable. Such Broker Warrant Shares, upon due exercise of any Broker Warrants, will not be issued in violation of any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.

(j)	Registrar and Transfer Agent. The Transfer Agent at its principal office in Calgary, Alberta has been duly appointed as transfer agent and registrar for the Common Shares.

(k)

Absence of Rights. Except as disclosed in the Offering Documents, no person has any existing right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other agreement or option, for the issue or allotment of any unissued shares of the Corporation or any other security convertible into or exchangeable for any such shares, or to require the Corporation to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Corporation, other than pursuant to outstanding stock options. The Offered Shares, Over-Allotment Shares and Broker Warrant Shares, upon issuance, will not be issued in violation of any pre-emptive rights or contractual rights to purchase securities issued by the Corporation.

(l)

Corporate Actions. The Corporation has taken, or will have taken prior to the Closing Time, all necessary corporate action, (i) to authorize the execution, delivery and performance of this Agreement, the Warrant Indenture and the Broker Warrant Certificates, (ii) to authorize the execution and filing, as applicable, of the Offering Documents, (iii) to validly issue and sell the Offered Securities, (iv) to validly reserve for issuance the Warrant Shares, Over-Allotment Warrant Shares and the Broker Warrant Shares, (vi) to validly issue the Broker Warrants and (vii) to validly issue the Warrant Shares, Over-Allotment Warrant Shares and Broker Warrant Shares upon due exercise of the Unit Warrants, Over-Allotment Warrants and Broker Warrants, respectively, as fully paid and non-assessable Common Shares.

(m)

Valid and Binding Documents. The Corporation has the power and capacity to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated in the Offering Documents. This Agreement, and at the time of execution of the Warrant Indenture, such documents will have been duly authorized, executed and delivered by the Corporation and will be legal, valid and binding obligations of the Corporation, enforceable against the Corporation in accordance with its terms, subject to exceptions as to applicable bankruptcy, insolvency and similar laws and the availability of equitable remedies and the provisions of the Limitations Act (Ontario).

(n)

No Consents, Approvals etc. The execution and delivery of this Agreement, the Warrant Indenture and the Broker Warrant Certificates, as applicable, and the fulfilment of the terms of such documents by the Corporation, including the issuance, sale and delivery of the Offered Securities and the issuance and delivery of the Broker Warrants, do not and will not require any Authorization of, or registration or qualification of or with, any Governmental Authority, stock exchange or other third party (including under the terms of any Material Agreement or Debt Instrument), except: (i) those which may be required and shall be obtained prior to the Closing Time under Applicable Securities Laws, and (ii) such customary post-closing notices or filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws, as may be required in connection with the Offering.

(o)	Financial Statements. The Financial Statements:

(i)

present fairly, in all material respects, the financial position of the Corporation on a consolidated basis and the statements of operations, retained earnings, cash flow from operations and changes in financial information of the Corporation on a consolidated basis for the periods specified in such Financial Statements;

(ii)	have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved; and

(iii)	do not contain any misrepresentations with respect to the period covered by the Financial Statements.

(p)

Off-Balance Sheet Transactions. There are no off-balance sheet transactions, arrangements, obligations or liabilities of the Corporation or its Subsidiaries, whether direct, indirect, absolute, contingent or otherwise.

(q)	Accounting Policies. There has been no change in accounting policies or practices of the Corporation or its Subsidiaries other than as disclosed in the Financial Statements.

(r)

Liabilities. Neither the Corporation nor the Subsidiaries have any liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed in the disclosed in the Offering Documents, including the Financial Statements, other than liabilities, obligations, or indebtedness or commitments: (i) incurred in the normal course of business; or (ii) which would not, individually or in the aggregate, have a Material Adverse Effect.

(s)

Independent Auditors. The Corporation’s Auditors are, and the Former Auditors were, at the time they were auditors of the Corporation, independent with respect to the Corporation and Field Trip Psychedelics within the meaning of the rules of professional conduct applicable to auditors in Canada and there has never been a “reportable event” (within the meaning of NI 51-102) with such auditors.

(t)

Accounting Controls. The Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to monies and investments is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(u)	Purchases and Sales. Neither the Corporation nor any of the Subsidiaries has approved, has entered into any agreement in respect of, or has any knowledge, as the case may be, of:

(i)

the sale, transfer or other disposition of any Business Assets or any interest therein currently owned, directly or indirectly, by the Corporation or any Subsidiary, whether by asset sale, transfer of shares, or otherwise;

(ii)	a transaction which would result in the change of control (by sale or transfer of Common Shares or sale of all or substantially all of the Business Assets) of the Corporation or any Subsidiary; or

(iii)	a proposed or planned disposition of Common Shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares.

(v)

Title to Business Assets. The Corporation and the Subsidiaries have good, valid and marketable title to, and have all necessary rights in respect of, all of their Business Assets as owned, leased, licensed, loaned, operated or used by them or over which they have rights, free and clear of Liens and, except as set out in the Offering Documents, no other material rights or Business Assets are necessary for the conduct of the Business as currently conducted. The Corporation knows of no claim or basis for any claim that would reasonably be likely to result in a Material Adverse Effect on the rights of the Corporation or the Subsidiaries to use, transfer, lease, licence, operate, sell or otherwise exploit such Business Assets and neither the Corporation nor any Subsidiary has any obligation to pay any commission, licence fee or similar payment to any person in respect thereof and there are no outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any person to acquire any of the rights, title or interests in such Business Assets.

(w)

Standard Operating Procedures. All research and development activities, including quality assurance, quality control, testing, and research and analysis activities, conducted or contemplated by the Corporation and the Subsidiaries in connection with the Business are being or will be conducted in compliance, in all material respects, with all industry, laboratory safety, management and training standards in the jurisdiction where such activities take place which are applicable to the Business, and all such processes, procedures and practices required in connection with such activities are or will be in place as necessary at the applicable time, and are or will be being complied with in all material respects.

(x)

Business Relationships. All agreements with third parties in connection with the Business have been entered into and are being performed by the Corporation and the Subsidiaries and, to the knowledge of the Corporation, by all other third parties thereto, in compliance with their terms in all material respects. There exists no actual or, to the knowledge of the Corporation, threatened termination, cancellation or limitation of, or any material adverse modification or material change in, the business relationship of the Corporation or the Subsidiaries, with any supplier or customer, or any group of suppliers or customers, whose business with or whose purchases or inventories/components provided to the Business are, individually or in the aggregate, material to the assets, Business, properties, operations or financial condition of the Corporation or the Subsidiaries.

(y)	Privacy Protection. Each of the Corporation and the Subsidiaries have complied, in all material respects, with all applicable privacy and consumer protection legislation and neither the Corporation nor the Subsidiaries has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner.

(z)

Intellectual Property. The Corporation and the Subsidiaries, as applicable, own or possess the right to use all material Intellectual Property Rights necessary for the conduct of the Business, and the Corporation is not aware of any bona fide claim to the contrary or any challenge by any other person to the rights of the Corporation and the Subsidiaries with respect to the foregoing. To the knowledge of the Corporation, the Business of the Corporation, including that of the Subsidiaries, as now conducted does not infringe any Intellectual Property Rights of any person. The Corporation has not received notice of any bona fide claim made against the Corporation or the Subsidiaries alleging the infringement by the Corporation or the Subsidiaries of any Intellectual Property Rights of any person, other than as disclosed to the Underwriters in writing.

(aa)

Environmental and Workplace Laws. To the Corporation’s knowledge, each of the Corporation and the Subsidiaries is currently in compliance, in all material respects, with all Environmental Laws, and there are no pending or, to the knowledge of the Corporation, any threatened, administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws. Neither the Corporation nor the Subsidiaries have ever received any notice of any non-compliance in respect of Environmental Laws, there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation under Environmental Laws or relating to any Hazardous Materials, and there are no permits required under Environmental Laws for the conduct of the Business. The facilities and operations of the Corporation and the Subsidiaries are currently being conducted, and to the knowledge of the Corporation have been conducted, in all material respects in accordance with all applicable workers’ compensation and health and safety and workplace laws, regulations and policies.

(bb)

Insurance. The Corporation and the Subsidiaries maintain in good standing insurance, or where insurance has not yet been obtained, shall use commercially reasonable efforts to obtain and maintain insurance, by insurers of recognized financial responsibility, against such losses, risks and damages to their Business Assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses. Each of the Corporation and the Subsidiaries has complied with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Corporation has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue the Business at a cost that would not have a Material Adverse Effect, and neither the Corporation nor the Subsidiaries have failed to promptly give any notice of any material claim thereunder.

(cc)

Material Agreements and Debt Instruments. Each Material Agreement and Debt Instrument has been provided to the Underwriters and is valid, subsisting, in good standing in all material respects and in full force and effect, enforceable in accordance with the terms thereof, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally, and subject to other standard assumptions and qualifications, including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in such agreements may be limited by Applicable Law. The Corporation and the Subsidiaries have, in all material respects, performed all obligations in a timely manner under, and are in compliance, in all material respects, with all terms and conditions (including any financial covenants) contained in, each Material Agreement and Debt Instrument.

(dd)

No Material Changes. Except as disclosed in the Prospectus, since March 31, 2020 (i) there has been no material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise) business, condition (financial or otherwise), properties, capital or results of operations of the Corporation and the Subsidiaries considered as one enterprise, and (ii) there have been no transactions entered into by the Corporation or the Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Corporation and the Subsidiaries considered as one enterprise.

(ee)

Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Authority, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation, any Subsidiary or the Business Assets (including in respect of any product liability claims) which would have a Material Adverse Effect, or would materially and adversely affect the consummation of the transactions contemplated in this Agreement or the performance by the Corporation of its obligations hereunder. The aggregate of all pending legal or governmental proceedings to which the Corporation or the Subsidiaries is a party or of which any of their respective property or assets is subject would not reasonably be expected to result in a Material Adverse Effect.

(ff)

Absence of Defaults and Conflicts. Neither the Corporation nor any of the Subsidiaries is in material violation, default or breach of, and the execution, delivery and performance of this Agreement, the Offering Documents and the consummation of the transactions and compliance by the Corporation with its obligations hereunder and thereunder, the sale of the Offered Securities and the issuance of the Broker Warrants, do not and will not, whether with or without the giving of notice or passage of time or both, result in a material violation, default or breach of, or conflict with, or result in a Repayment Event or the creation or imposition of any Lien upon any property or assets of the Corporation, including the Business Assets, or the Subsidiaries, under the terms or provisions of (i) any Material Agreements or Debt Instruments, (ii) the articles or by-laws or other constating documents or resolutions of the directors or shareholders of the Corporation or the Subsidiaries, (iii) to the knowledge of the Corporation, any existing Applicable Law, including Applicable Securities Laws, or (iv) to the knowledge of the Corporation, any judgment, order, writ or decree of any Governmental Authority.

(gg)

Labour Matters. No material work stoppage, strike, lock-out, labour disruption, dispute, grievance, arbitration, proceeding or other conflict with the employees of the Corporation or the Subsidiaries currently exists or, to the knowledge of the Corporation, is imminent or pending and the Corporation and the Subsidiaries are in material compliance with all Applicable Law respecting employment and employment practices, terms and conditions of employment and wages and hours.

(hh)

Employment Standards. To the knowledge of the Corporation, there are no material complaints against the Corporation or the Subsidiaries before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Corporation. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation, which place any material obligation upon the Corporation or the Subsidiaries to do or refrain from doing any act. The Corporation and the Subsidiaries are currently in material compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(ii)

Collective Bargaining Agreements. Neither the Corporation nor any Subsidiary is party to any collective bargaining agreements with unionized employees. To the knowledge of the Corporation, no action has been taken or is being threatened to organize or unionize any employees of the Corporation or any Subsidiary that would have a Material Adverse Effect.

(jj)

Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other benefits contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”) has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(kk)

Taxes. All tax returns, reports, elections, remittances and payments of the Corporation and the Subsidiaries required by Applicable Law to have been filed or made in any applicable jurisdiction, have been filed or made (as the case may be) and are true, complete and correct, except where the failure to make such filing, election, or remittance and payment would not constitute a Material Adverse Effect on the Corporation taken as a whole, and all taxes of the Corporation and of the Subsidiaries have been paid or accrued in the Financial Statements (except as any extension may have been requested or granted and in any case in which the failure to file, pay or accrue such taxes would not result in a Material Adverse Effect). To the knowledge of the Corporation, there are no examinations of any tax return of the Corporation or the Subsidiaries currently in progress and there are no disputes outstanding with any Governmental Authority respecting any taxes that have been paid, or may be payable, by the Corporation or the Subsidiaries.

(ll)

Anti-Bribery Laws. Neither the Corporation nor any Subsidiary nor, to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Corporation and the Subsidiaries, including Canada’s Corruption of Foreign Public Officials Act, or (ii) offered, paid, promised to pay, or authorized the payment of, any money, or offered, given, promised to give, or authorized the giving of, anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Corporation or the Subsidiaries in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute, or have the purpose or effect of, public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Corporation nor the Subsidiaries, nor, to the knowledge of the Corporation, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) conducted or initiated any review, audit or internal investigation that concluded the Corporation, a Subsidiary, or any director, officer, employee, consultant, representative or agent of the foregoing, violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(mm)

No Significant Acquisitions. Other than as disclosed in the Offering Documents, no acquisitions or dispositions have been made by the Corporation or any Subsidiary in the most recently completed fiscal year that are “significant acquisitions” or “significant dispositions,” and other than as contemplated in the Offering Documents, neither the Corporation nor any Subsidiary is a party to any contract with respect to any transaction that would constitute a “probable acquisition,” in each case which would require disclosure in the Offering Documents under Canadian Securities Laws.

(nn)

Compliance with Applicable Law. The Corporation acknowledges that the Business is subject to restrictions, requirements and prohibitions under Applicable Law in force (including the CDSA, the FDA, the FDR-J, the Criminal Code, and provincial, territorial and municipal laws relating to controlled substances, the Controlled Substances Act, the Racketeering and Influenced and Corrupt Practices Act, the Secure Air Travel Act, the Bank Secrecy Act, the Agricultural Improvement Act of 2018, any applicable state corporate practice of medicine statues or any applicable anti-money laundering statute), which may change from time to time. The Corporation and the Subsidiaries have obtained, are in compliance with, have complied with, will continue to comply with or will have complied with, in all material respects, all Applicable Law, including all Authorizations, prior to the Closing Time in connection with the Offering. All Authorizations issued to date are valid and in full force and effect and neither the Corporation nor any Subsidiary has received any correspondence or notice from the Office of Controlled Substances, other offices of Health Canada, the CPSO, the New York State Medical Board, the California Medical Board or any Governmental Authority alleging or asserting material non-compliance with any Applicable Law or Authorization. Neither the Corporation nor any Subsidiary has received any notice of proceedings or actions relating to the revocation, suspension, limitation or modification of any Authorizations or any notice advising of the refusal to grant any Authorization that has been applied for or is in process of being granted under Applicable Law including the FDA, the FDR-J or the Out of Hospital Premise Program of the CPSO, and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable ground to take any such action. Neither the Corporation nor any Subsidiary is aware of any non-compliance with any Applicable Law, including the CDSA, the FDA, the FDR-J, the Criminal Code or any provincial, territorial or municipal legislation that the Corporation or any Subsidiary has reason to believe could result in a Material Adverse Effect.

(oo)	No Loans. Except as disclosed in the Prospectus, neither the Corporation nor any Subsidiary has made any material loans to or guaranteed the material obligations of any person.

(pp)

Directors and Officers. To the knowledge of the Corporation, none of the directors or officers of the Corporation are now, or have been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(qq)

Minute Books and Records. The minute books and records of the Corporation and the Subsidiaries made available to counsel for the Underwriters in connection with their due diligence investigation of the Corporation for the periods requested to the date hereof are all of the minute books and material records of the Corporation and the Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Subsidiaries, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation and the Subsidiaries to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation and the Subsidiaries.

(rr)

No Dividends. During the previous 12 months, the Corporation has not, directly or indirectly, declared or paid any dividend, or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or other securities, or agreed to do any of the foregoing. There are no restrictions upon the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by the Corporation in the constating documents or in any Material Agreements or Debt Instruments.

(ss)

Fees and Commissions. Other than the Underwriters (and their selling group members) pursuant to this Agreement, there is no other person acting at the request of the Corporation, or to the knowledge of the Corporation, purporting to act, who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(tt)	Entitlement to Proceeds. Other than the Corporation, there is no person that is or will be entitled to demand any of the net proceeds of the Offering.

(uu)

Related Parties. Except as disclosed in the Prospectus, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act), has had any material interest, direct or indirect, in any material transaction with the Corporation since the incorporation of the Corporation, or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Corporation and any Subsidiary, on a consolidated basis. Neither the Corporation nor any Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at “arm’s length” (within the meaning of the Income Tax Act (Canada)) with them.

(vv)

Anti-Money Laundering. The operations of the Corporation and the Subsidiaries (or any related party thereof) are and have been conducted at all times in compliance with the Proceeds of Crime (Money Laundering) and Terrorist Financing Act, all applicable financial recordkeeping and reporting requirements, the applicable anti-money laundering statutes of jurisdictions where the Corporation and the Subsidiaries (or any related party thereof) conduct business, the rules and regulations thereunder and any related or similar rules or regulations, issued, administered or enforced by any governmental agency applicable to the Corporation and the Subsidiaries (or any related party thereof) (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation and the Subsidiaries (or any related party thereof) with respect to the Anti-Money Laundering Laws is, to the knowledge of the Corporation, pending or threatened.

(ww)

Exchange Compliance. The Corporation is, and will at the Closing Time be, in compliance in all material respects with the by-laws, policies, rules and regulations of the Exchange existing on the date hereof. The outstanding Common Shares will be listed and posted for trading on the Exchange at the Closing Time and neither the Corporation nor the Subsidiaries has taken any action which would reasonably be expected to result in the delisting or suspension of the Common Shares on or from the Exchange.

(xx)

Short-Form Eligibility. The Corporation is qualified under NI 44-101 to file a prospectus in the form of a short form prospectus in each of the Qualifying Jurisdictions and on the date of and upon filing of the Prospectus there will be no documents required to be filed under Canadian Securities Laws in connection with the distribution of the Offered Securities that will not have been filed as required.

(yy)

No Orders. Neither any Securities Commissions, nor any stock exchange or comparable authority has issued any order preventing or suspending the use of the Preliminary Prospectus, or preventing the suspending the offer, sale or distribution of the Offered Securities or other securities of the Corporation in the manner contemplated herein, if any, nor instituted proceedings for that purpose and no such proceedings are, to the knowledge of the Corporation, pending or threatened.

(zz)

Prospectus. The information and statements contained in the Prospectus (except information and statements relating solely to the Underwriters and furnished by them in writing specifically for use therein) will, at the time of delivery of the Prospectus: (i) be true and correct in all material respects; (ii) contain no misrepresentation relating to the Corporation and its Subsidiaries or the Offering and will be in compliance with applicable Canadian Securities Laws in all material respects; and (iii) not omit any material fact or information which is necessary to make the statements or information contained therein not misleading in light of the circumstances under which they were made.

(aaa)     Forward-Looking Information. The Corporation has a reasonable basis for disclosing any forward-looking or future-oriented financial information contained in the Offering Documents and is not, as at the date hereof, required to update any such forward-looking information pursuant to NI 51-102.

(bbb)     Continuous Disclosure Obligations. Except as provided herein, to its knowledge, the Corporation is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and the rules and regulations of the Exchange and has filed all documents required to be filed by it with the Securities Commissions under applicable Canadian Securities Laws, and no document has been filed on a confidential basis with the Securities Commissions that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws contained, as at the date of filing thereof, a misrepresentation. The Underwriters acknowledge that the Corporation has provided the Underwriters with a copy of a letter dated December 15, 2020 from the OSC with respect to the Corporation in connection with the OSC’s continuous disclosure review program.

Section 8              Covenants of the Corporation

The Corporation covenants and agrees with the Underwriters, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Offered Securities, as follows:

(1)

Prospectus Filing. Promptly after the execution and delivery of this Agreement by the parties hereto, the Corporation shall file under Canadian Securities Laws the Preliminary Prospectus and other documents relating to the proposed distribution of the Offered Securities in the Qualifying Jurisdictions, and the Corporation shall use its commercially reasonable efforts to obtain the Preliminary Receipt from the OSC (as principal regulator) and each of the other Securities Commissions pursuant to the Passport System dated the date hereof.

(2)

Final Receipt. The Corporation shall use its commercially reasonable efforts to satisfy all comments with respect to the Preliminary Prospectus as soon as possible after receipt of such comments. The Corporation shall prepare and file under Canadian Securities Laws the Final Prospectus and other documents relating to the proposed distribution of the Offered Securities in the Qualifying Jurisdictions, and the Corporation shall use its commercially reasonable efforts to obtain the Final Receipt from the OSC (as principal regulator) and each of the other Canadian Securities Commissions pursuant to the Passport System dated on or before December 24, 2020.

(3)

Notification of Filings. The Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when the Offering Documents have been filed and receipts, as applicable, therefor have been obtained, and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipts.

(4)

Qualification of Offered Securities. Until the earlier of the date on which the distribution of the Offered Securities is completed or this Agreement is terminated, the Corporation will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under Canadian Securities Laws to continue to qualify the distribution of the Offered Securities and the Broker Warrants or, in the event that the Offered Securities, Broker Warrants or any of them, have, for any reason, ceased to so qualify, to so qualify again such securities, as applicable, for distribution.

(5)

Standstill. The Corporation agrees not to issue any Common Shares or securities or other financial instruments convertible or exercisable into Common Shares (other than to satisfy rights or obligations under: equity incentive plans, including the Corporation’s stock option plan (including pursuant to the grant and/or exercise of securities under such equity incentive plans); securities or other financial instruments existing as of December 9, 2020; or the issuance of securities in connection with any merger, business combination, tender offer, take-over bid, arrangement, asset purchase, joint venture or similar transaction), or announce any intention to do so, from December 9, 2020 through a period of 120 days from the Closing Date without the prior written consent of Stifel GMP (on its own behalf and on behalf of the other Underwriters), which will not be unreasonably withheld or delayed.

(6)

Lock-Up Agreements. The Corporation shall cause each of the directors and officers of the Corporation and their respective associates to execute agreements, in favour of the Underwriters, agreeing not to, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, any Common Shares or other securities of the Corporation held by them, directly or indirectly, for a period ending 120 days from the Closing Date unless (a) they first obtain the prior written consent of Stifel GMP (on its own behalf and on behalf of the other Underwriters), which consent will not be unreasonably withheld or delayed, or (b) there occurs a take-over bid or similar transaction involving a change of control of the Corporation; excluding, for greater clarity, any transfer among a locked-up holder and any of its affiliates for tax or planning purposes, provided that the transferee(s) are bound by these restrictions.

(7)

Maintain Existence. The Corporation shall use commercially reasonable efforts to remain a corporation validly subsisting under the laws of its jurisdiction of incorporation, licenced, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary, and shall carry on its Business in the Ordinary Course and in compliance in all material respects with all Applicable Laws, rules and regulations of each such jurisdiction for a period of 24 months following the Closing Date, provided that the Corporation shall not be required to comply with this Section 8(7) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a “distributing corporation” (within the meaning of the CBCA);

(8)

Maintain Reporting Issuer Status. The Corporation will use its commercially reasonable efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of Canadian Securities Laws in each of the Qualifying Jurisdictions, and following the filing of the Final Prospectus in each of the Qualifying Jurisdictions, to the date that is at least 24 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation, and further provided that the Corporation shall not be required to comply with this Section 8(7) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a “reporting issuer” (within the meaning of Applicable Securities Laws).

(9)

Maintain Stock Exchange Listing. The Corporation will use its commercially reasonable efforts to maintain the listing of the Common Shares (including those issuable pursuant to the Offering) on the Exchange, the Toronto Stock Exchange, New York Stock Exchange, the TSX Venture Exchange, the NASDAQ, or such other recognized stock exchange or quotation system as the Underwriters may approve, acting reasonably, with such approval not to be unreasonably delayed, for a period of at least 24 months following the Closing Date, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Corporation, and further provided that the Corporation shall not be required to comply with this Section 8(9) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a “reporting issuer” (within the meaning of applicable Securities Laws).

(10)

Exchange Listing. The Corporation will use its commercially reasonable efforts to obtain the listing of the Unit Shares and Warrants (including any Over-Allotment Securities) and the Broker Warrant Shares on the Exchange or such other recognized stock exchange or quotation system as the Underwriters may approve, acting reasonably, prior to the Closing Date, subject to the Underwriters satisfying the distribution requirements of the Exchange for the Warrants to be listed thereon.

(11)

Validly Issued Shares. The Corporation will, provided it receives payment therefor, ensure that, at the Closing Time, the Unit Shares and Warrant Shares (including any Over-Allotment Shares and Over-Allotment Warrant Shares) have been duly and validly issued as fully paid and non-assessable Common Shares.

(12)

Validly Issued Warrants. The Corporation will ensure that, at the Closing Time, the Warrants and, if applicable, the Over-Allotment Warrants, shall be validly created and issued and shall have attributes corresponding in all material respects to the description set forth in the Warrant Indenture.

(13)

Validly Issued Broker Warrants. The Corporation will ensure that, at the Closing Time, the Broker Warrants shall be validly created and issued and shall have attributes corresponding in all material respects to the description set forth in the Broker Warrant Certificates.

(14)

Reservation of Shares. The Corporation will ensure that that, at all times following the issue of the Warrants, the Over-Allotment Warrants (if any), and the Broker Warrants, until the expiry date thereof, that a sufficient number of applicable Common Shares are allotted and reserved for issuance upon the due exercise of the Warrants, the Over-Allotment Warrants, and the Broker Warrants.

(15)	Warrant Agent. The Corporation will duly appoint the Transfer Agent as the warrant agent under the Warrant Indenture at or prior to the Closing Time.

(16)	Use of Proceeds. The Corporation will use the proceeds of the Offering in the manner specified in the Prospectus under the heading “Use of Proceeds”.

(17)

Consents and Approvals. The Corporation will have made or obtained, as applicable, using commercially reasonable efforts at or prior to the Closing Time, all consents, approvals, permits, authorizations or filings as may be required by the Corporation under Applicable Securities Laws necessary for the consummation of the transactions contemplated herein, other than customary post-closing filings required to be submitted within the applicable time frame pursuant to Applicable Securities Laws and the rules of the Exchange.

(18)	Closing Conditions. The Corporation will have, at or prior to the Closing Time, fulfilled or caused to be fulfilled, each of the conditions set out in Section 10 hereof.

Section 9              Representations, Warranties and Covenants of the Underwriters

(1)	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Corporation, the following:

(a)

Registration. The Underwriters are, and will remain so, until the completion of the Offering, appropriately registered under applicable Canadian Securities Laws so as to permit it to lawfully fulfill its obligations hereunder;

(b)

Authority. The Underwriters have good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(c)	Marketing Materials. Other than the Marketing Materials, the Underwriters have not provided any marketing materials to any potential investors in connection with the Offering.

(2)	The Underwriters hereby severally, and not jointly, nor jointly and severally, covenant and agree with the Corporation, the following:

(a)

Jurisdictions and Offering Price. During the period of distribution of the Offered Securities by or through the Underwriters, the Underwriters will offer and sell Offered Securities to the public only in the Selling Jurisdictions where they may lawfully be offered for sale by such Underwriters upon the terms and conditions set forth in the Prospectus and this Agreement either directly or through other duly registered investment dealers and brokers. The Underwriters shall be entitled to assume that the Offered Securities are qualified for distribution in any Qualifying Jurisdiction where the Final Receipt shall have been obtained following the filing of the Prospectus.

(b)	Compliance with Securities Laws. The Underwriters will comply with applicable Securities Laws in connection with the offer and sale and distribution of the Offered Securities.

(c)

U.S. Sales. The Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Offered Securities or deliver any Offering Document to purchasers so as to require registration of the Offered Securities or the filing of a prospectus or registration statement with respect to the Offered Securities under the Laws of any jurisdiction other than the Qualifying Jurisdictions, including without limitation, the United States.

(d)

Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete the distribution of the Offered Securities as promptly as possible after the Closing Time. The Lead Underwriter will notify the Corporation when the Underwriters have ceased the distribution of the Offered Securities, and, within 30 days after the Closing Date, will provide the Corporation, in writing, with a written breakdown of the number of Offered Securities distributed (i) in each of the Qualifying Jurisdictions, and (ii) in any other Selling Jurisdictions.

(e)	Liability on Default. No Underwriter shall be liable to the Corporation under this Section with respect to a breach or default under this Agreement by another Underwriter.

Section 10            Conditions of Closing

The obligation of the Underwriters under this Agreement to purchase the Offered Securities at the Closing Time and at any Option Closing Time shall be subject to the satisfaction of each of the following conditions (it being understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any other of the following terms and conditions or any other or subsequent breach or non-compliance of the Corporation, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by each of them):

(1)

the Underwriters receiving favourable legal opinions from Bennett Jones LLP, counsel to the Corporation (who may provide the opinions of local counsel acceptable to counsel to the Underwriters as to the qualification of the Offered Securities for sale to the public and as to other matters governed by the laws of jurisdictions in Canada other than the provinces in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials or of the auditor or Transfer Agent of the Corporation), substantially to the effect set forth below, subject to customary assumptions, qualifications and limitations:

(a)	the Corporation is a corporation existing under the CBCA and has not been dissolved under the CBCA;

(b)

the Corporation has the corporate power and corporate capacity under the CBCA and the constating documents of the Corporation to (i) carry on its Business and activities and to own, lease and operate its properties and Business Assets, as described in the Prospectus, (ii) execute and deliver this Agreement, the Offering Documents, the Warrant Indenture and the Broker Warrant Certificates, as applicable, and perform its obligations thereunder, (iii) create, offer, issue and sell the Offered Securities, (iv) create, offer, issue and deliver the Broker Warrants, and (iv) grant the Over-Allotment Option to the Underwriters;

(c)	as to the authorized share capital of the Corporation and that the Prospectus describes, in all material respects, the attributes of the Common Shares and preferred shares of the Corporation;

(d)

all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement, the Warrant Indenture and the Broker Warrant Certificates, and the performance by the Corporation of its obligations under this Agreement, the Warrant Indenture and the Broker Warrant Certificates, and this Agreement, the Warrant Indenture and the Broker Warrant Certificates have been duly authorized, executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation, enforceable against it in accordance with their terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to other standard assumptions and qualifications, including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement and the Warrant Indenture may be limited by Applicable Laws;

(e)

all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of the Preliminary Prospectus, the Final Prospectus, the U.S. Memorandum and any Supplementary Material and the filing of such documents, as applicable, under Canadian Securities Laws;

(f)

the execution and delivery of this Agreement, the Warrant Indenture and the Broker Warrant Certificates and the performance by the Corporation of its obligations thereunder, including the issuance, sale and delivery of the Offered Securities, the issuance and delivery of the Broker Warrants and the grant of the Over-Allotment Option in accordance with this Agreement, the Warrant Indenture and the Broker Warrant Certificates, do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under (i) constating documents of the Corporation, (ii) resolutions of the directors or shareholders of the Corporation, or (iii) the CBCA;

(g)	the Unit Shares have been validly issued as fully paid and non-assessable Common Shares;

(h)	the Unit Warrants have been validly created and issued as warrants of the Corporation;

(i)	the Broker Warrants have been validly created and issued as warrants of the Corporation;

(j)

the Over-Allotment Option has been duly and validly authorized and granted by the Corporation, and the Over-Allotment Shares and Over-Allotment Warrants issuable upon the exercise of the Over-Allotment Option have been duly and validly created, allotted and reserved for issuance by the Corporation and, upon the exercise of the Over-Allotment Option, including receipt by the Corporation of payment in full therefor, the Over-Allotment Shares and Over-Allotment Warrants will be duly and validly created, authorized, issued and outstanding and the Over-Allotment Shares will be fully paid and non-assessable shares;

(k)

the Warrant Shares, Over-Allotment Warrant Shares and Broker Warrant Shares have been duly and validly authorized, allotted and reserved for issuance, and upon due exercise of the Unit Warrants, the Over-Allotment Warrants and Broker Warrants, as applicable, in accordance with their respective terms, the Warrant Shares, the Over-Allotment Warrant Shares and the Broker Warrant Shares will be validly issued as fully paid and non-assessable shares in the capital of the Corporation;

(l)

all necessary documents have been filed, all requisite proceedings have been taken and all necessary authorizations, approvals, permits and consents have been obtained by the Corporation under Applicable Securities Laws in order to qualify the distribution of the Offered Securities and the Broker Warrant Shares in the Qualifying Jurisdictions by or through dealers who are duly and properly registered in the appropriate category under the Securities Laws and who have complied with all relevant provisions of such Securities Laws and the terms of their registration;

(m)

the issuance of the Warrant Shares and Over-Allotment Warrant Shares issuable upon exercise of the Warrants and the Over-Allotment Warrants will be exempt from the prospectus requirements of applicable Canadian Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under applicable Canadian Securities Laws to permit such issuance;

(n)

the issuance of the Broker Warrant Shares issuable upon exercise of the Broker Warrants will be exempt from the prospectus requirements of applicable Canadian Securities Laws and no documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under applicable Canadian Securities Laws to permit such issuance;

(o)

the Corporation is a “reporting issuer” under Canadian Securities Laws in each of the Qualifying Jurisdictions and it is not listed as in default of applicable Canadian Securities Laws in any of the Qualifying Jurisdictions which maintain such a list;

(p)

the Unit Shares, the Warrants, the Warrant Shares and the Broker Warrant Shares have been approved for listing on the Exchange, subject to the Corporation fulfilling all of the requirements of the Exchange, including those set forth in any conditional approval letter of the Exchange;

(q)	Computershare Investor Services Inc. has been duly appointed as registrar and transfer agent of the Common Shares and as warrant agent under the Warrant Indenture;

(r)

subject to the limitations, qualifications and assumptions set out therein, the statements set forth in the Prospectus under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations”, insofar as they purport to describe the provisions of the laws referred to therein, are fair summaries of the matters discussed therein;

(s)	the attributes of the Offered Securities and the Broker Warrants conform in all material respects with the description thereof contained in the Final Prospectus; and

(t)

the form of Broker Warrant Certificate has been duly approved and adopted by the board of directors of the Corporation and complies in all material respects with the constating documents of the Corporation, in form and substance acceptable to the Underwriters and their counsel, acting reasonably;

(2)

the Underwriters receiving legal opinions from counsel to each Subsidiary (who may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers, public and exchange officials related to each Subsidiary), in form and substance acceptable to the Underwriters and their counsel, acting reasonably, substantially to the effect set forth below, subject to customary assumptions, qualifications and limitations:

(a)	such Subsidiaries having been incorporated and existing under the Applicable Laws of their respective jurisdictions of incorporation;

(b)	such Subsidiaries having the corporate capacity and power to own and lease their properties and Business Assets and to conduct their Business as currently being conducted;

(c)	as to the authorized and issued share capital of such Subsidiaries and to the ownership thereof; and

(d)

such Subsidiaries being current with all corporate filings required to be made under their respective jurisdictions of incorporation and all other jurisdictions in which they exist or carry on any material business, and having all necessary licences, leases, permits, authorizations and other approvals necessary to permit them to conduct their respective Business as currently conducted;

(3)

if any of the Offered Securities are offered or sold in the United States or to, or for the account or benefit of, U.S. Persons, the Underwriters shall have received at the Closing Time a customary and favourable legal opinion dated the Closing Date in form and substance reasonably satisfactory to the Underwriters to the effect that no registration is required under the U.S. Securities Act in connection with the offer, sale and resale of the Offered Securities, provided, in each case, that such offer, sale and resale and delivery of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons is made in compliance with this Agreement and the terms set out in Schedule “B” hereto and provided further that it is understood that no opinion is expressed as to any subsequent resale of any Offered Securities. In providing the foregoing opinion, such counsel may rely upon the covenants, representation and warranties of the Corporation and the Underwriters set forth in this Agreement and Schedule “B” hereto, and upon the covenants, representation and warranties of any purchasers in the United States;

(4)

the Underwriters having received certificates dated the Closing Date and signed by two senior officers of the Corporation as may be acceptable to the Underwriters, acting reasonably, in form and substance satisfactory to the Underwriters, acting reasonably, with respect to:

(a)	the constating documents of the Corporation;

(b)

the resolutions of the directors of the Corporation relevant to the Offering Documents, the sale of the Offered Securities, the grant of the Over-Allotment Option, the issuance and delivery of the Broker Warrants and the authorization of this Agreement and the Warrant Indenture and the transactions contemplated herein and therein; and

(c)	the incumbency and signatures of signing officers for the Corporation;

(5)

the Underwriters receiving certificates of status and/or compliance, where issuable under Applicable Laws, for the Corporation and the Subsidiaries, each dated within one Business Day prior to the Closing Date;

(6)

the Underwriters receiving an auditors “bring down” comfort letter dated the Closing Date from the Corporation’s Auditors, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 4(1)(d) hereof;

(7)

the Underwriters receiving an auditors “bring down” comfort letter dated the Closing Date from the Former Auditors, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letter referred to in Section 4(1)(e) hereof;

(8)

the Underwriters receiving a certificate dated the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer or such other senior officer(s) of the Corporation as may be acceptable to the Underwriters, certifying for and on behalf of the Corporation and without personal liability, after having made due enquiries, that:

(a)

the representations and warranties of the Corporation contained in this Agreement, and in any certificates of the Corporation delivered pursuant to or in connection with this Agreement, are true and correct in all material respects as of the Closing Time as if such representations and warranties were made as at the Closing Time, after giving effect to the transactions contemplated hereby;

(b)

the Corporation has complied in all material respects with all the covenants and satisfied in all respects all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(c)

no order, ruling or determination having the effect of suspending the sale or ceasing the trading or prohibiting the sale of the Offered Securities or any other securities of the Corporation (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(d)

since the respective dates as of which information is given in the Final Prospectus (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), or capital of the Corporation on a consolidated basis, and (B) no transaction has been entered into by the Corporation or any Subsidiary which is material to the Corporation on a consolidated basis, other than as disclosed in the Final Prospectus or the Supplementary Material, as the case may be;

(e)

there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Final Prospectus which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Final Prospectus or which would result in the Final Prospectus not complying with applicable Canadian Securities Laws; and

(f)

the Prospectus is true and correct in all material respects and contains no misrepresentation, constitutes full, true and plain disclosure of all material facts relating to the Offered Securities and to the Corporation and its Subsidiaries considered as a whole and does not contain an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading;

(9)

the Underwriters receiving the executed lock-up agreements, in favour of the Underwriters, from each director and officer of the Corporation and their respective associates in a form satisfactory to the Underwriters as required pursuant to Section 8(6) of this Agreement;

(10)

the Underwriters receiving a certificate from Computershare Trust Company of Canada as to the number of Common Shares issued and outstanding as at the end of business on the Business Day prior to the Closing Date;

(11)

no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Common Shares or any of the Corporation’s issued securities being issued, and no proceeding for such purpose being, to the knowledge of the Corporation, pending or threatened by any securities regulatory authority or the Exchange;

(12)

the Corporation having delivered to the Underwriters evidence of the approval (or conditional approval) of the listing and posting for trading of the Unit Shares, Warrant Shares, Over-Allotment Shares, Over-Allotment Warrant Shares, Broker Warrant Shares, Warrants and the Over-Allotment Warrants on the Exchange, subject only to satisfaction by the Corporation of standard listing conditions;

(13)	the Corporation complying with all of its covenants and obligations under this Agreement required to be satisfied at or prior to the Closing Time;

(14)	the Underwriters receiving a duly executed copy of the Warrant Indenture;

(15)	the Underwriters receiving duly executed copies of the Broker Warrant Certificates, in form and substance satisfactory to the Underwriters;

(16)	the Underwriters not having exercised any rights of termination set forth herein; and

(17)	the Underwriters receiving such further certificates, documents and other information as is customary for transactions of this nature as the Underwriters may have reasonably requested.

Section 11            Closing

(1)	Location of Closing. The Closing will be completed electronically at the Closing Time.

(2)

Securities. At the Closing Time, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters in Toronto, Ontario, the Offered Securities in electronic form, unless otherwise directed by the Lead Underwriter, and physical copies of the Broker Warrant Certificates, immediately following the receipt of payment to the Corporation by the Underwriters of the aggregate Offering Price for the Offered Securities by wire transfer, net of the Underwriting Fee and expenses of the Underwriters payable by the Corporation as set out in this Agreement.

(3)

Settlement. Except for issuances to purchasers that are, or are acting for the account or benefit of, a person in the United States or a U.S. Person (except Qualified Institutional Buyers) who shall be issued the Offered Securities in a certificated form, the Corporation shall cause the Transfer Agent to issue electronically and register through the non-certificated inventory process, the Units against payment therefor in the manner as set forth above, such electronic issuance being registered in the name of CDS (or in such other name as Stifel GMP, on behalf of the Underwriters, may direct); and

(a)

Stifel GMP will create an instant deposit in CDS’s automated clearing and settlement system in the aggregate amount of the Units to be purchased through the non-certificated inventory process and shall provide the deposit identification number (the “Deposit ID”) to the Transfer Agent prior to the Closing Time to permit the further crediting of the accounts of those participants of CDS acting on behalf of purchasers of such Units;

(b)

the Corporation shall provide an executed treasury direction, dated as of the Closing Date, to the Transfer Agent authorizing and directing the Transfer Agent to issue a non-certificated inventory credit to CDS in the amount equal to the aggregate number of Units to be purchased through the non-certificated inventory process; and

(c)	the Corporation shall cause the Transfer Agent to electronically confirm the CDS deposit represented by the Deposit ID.

Section 12            Closing of the Over-Allotment Option

(1)

Written Notice of Exercise. The Over-Allotment Option may be exercised for a period of 30 days from and including the Closing Date. Stifel GMP, on behalf of the Underwriters, shall provide written notice to the Corporation of its election to exercise the Over-Allotment Option, which notice will set forth: (i) the aggregate number of Over-Allotment Securities to be purchased; and (ii) the closing date for the Over-Allotment Securities, provided that such closing date shall not be less than two Business Days and no more than seven Business Days following the date of such notice, and in any event not later than the 30th day following the Closing Date.

(2)

Closing. The purchase and sale of the Over-Allotment Securities, if required, shall be completed at such time and place as the Underwriters and the Corporation may agree, and in accordance with Section 12(1) above.

(3)

Securities. At the closing of the Over-Allotment Option, subject to the terms and conditions contained in this Agreement, the Corporation shall deliver to the Underwriters the Over-Allotment Securities, in electronic or certificated form, registered as directed by the Underwriters, against payment to the Corporation by the Underwriters of the aggregate Offering Price for the Over-Allotment Securities being issued and sold by wire transfer or certified cheque, net of the Underwriting Fee and any expenses of the Underwriters payable by the Corporation as set out in this Agreement.

(4)

Deliveries. The applicable terms, conditions and provisions of this Agreement (including the provisions of Section 10 relating to closing deliveries) shall apply mutatis mutandis to the Closing of the issuance of any Over-Allotment Securities pursuant to any exercise of the Over-Allotment Option.

(5)

Adjustments. In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its Common Shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the Offering Price and to the number of Over-Allotment Securities issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

Section 13            Indemnification and Contribution

(1)

The Corporation shall indemnify and hold the Underwriters and/or any of their respective affiliates (hereinafter referred to collectively as the “Indemnified Parties”) and the shareholders, partners, directors, officers and employees of the Indemnified Parties (hereinafter referred to as the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable and documented fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Indemnified Parties and/or the Personnel by any third party other than the Corporation, to which the Indemnified Parties and/or their Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Indemnified Parties and/or their Personnel or otherwise in connection with the matters referred to in the letter to which this indemnity is attached, including, without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a)

any information or statement (except information or statements relating solely to and provided in writing by any of the Underwriters expressly for use in the Offering Documents) contained in the Offering Documents, including any Documents Incorporated by Reference therein, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation or an untrue statement of a material fact;

(b)

any omission or alleged omission to state in the Offering Documents, including any Documents Incorporated by Reference therein, or in any certificate of the Corporation delivered under or pursuant to this Agreement, any fact or information (whether material or not) (except facts relating solely to and provided in writing by any of the Underwriters expressly for use in the Offering Documents) required to be stated in such document or certificate or necessary to make any statement in such document or certificate not misleading in light of the circumstances under which it was made;

(c)	any material inaccuracy of any representation or warranty of the Corporation contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto;

(d)	any material breach by the Corporation of any covenant to be performed by it contained in this Agreement or in any agreement, certificate or other document delivered pursuant hereto or thereto;

(e)

the non-compliance or alleged non-compliance by the Corporation with any material requirement of Applicable Securities Laws relating to the sale of the Offered Securities, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(f)

any order made or any inquiry, investigation or proceeding (formal or informal) instituted, threatened or announced by any court, securities regulatory authority, stock exchange or other competent authority (except any such proceeding or order based solely upon •the activities of any of the Indemnified Parties) or any change of law or the interpretation or administration thereof which operates to prevent or restrict the trading in or the distribution of the Offered Securities, or any securities of the Corporation or any of them in any of the Jurisdictions.

(2)

Notwithstanding anything to the contrary contained herein, this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(a)

the Indemnified Parties or their Personnel have been grossly negligent or have committed any fraudulent or illegal act or willful misconduct in the course of the performance of professional services rendered to the Corporation by the Indemnified Parties and/or their Personnel or otherwise in connection with the matters referred to in the letter to which this indemnity is attached; and

(b)

the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were caused by or resulted from the gross negligence, illegality, willful misconduct or fraud referred to in (i). For greater certainty, an Indemnified Party’s failure to discharge its due diligence defence under securities legislation does not disentitle such Indemnified Party from indemnification.

(3)

If for any reason (other than the occurrence of any of the events itemized in (i) and (ii) above), the foregoing indemnification is unavailable to the Indemnified Parties and/or the Personnel or insufficient to hold them harmless, then the Corporation shall contribute to the amount paid or payable by the Indemnified Parties and/or the Personnel as a result of such expense, loss, action, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and the Indemnified Parties on the other hand from the Offering but also the relative fault of the Corporation on the one hand and the Indemnified Parties on the other hand, as well as any other relevant equitable considerations; provided that the Corporation shall, in any event, contribute to the amount paid or payable by the Indemnified Parties as a result of such expense, loss, action, claim, damage or liability, any excess of such amount over the amount of the Underwriting Fee or any portion thereof actually received by the Indemnified Parties hereunder pursuant to this Agreement to which this indemnity is attached.

(4)

The Corporation agrees that in case any legal proceeding shall be brought against the Corporation and/or the Indemnified Parties by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or if any of the foregoing shall investigate the Corporation and/or the Indemnified Parties and/or any Personnel, if the Indemnified Parties shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Indemnified Parties, the Indemnified Parties shall have the right to employ their own counsel in connection therewith (with only one counsel being employed on behalf of all the Indemnified Parties), and the reasonable and documented fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Indemnified Parties for time spent by their Personnel in connection therewith) and out-of-pocket expenses incurred by their Personnel in connection therewith shall, subject to the right of indemnity, be paid by the Corporation as they occur.

(5)

Promptly after receipt of notice of the commencement of any legal proceeding against the Indemnified Parties or any of their Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Corporation, the Indemnified Parties will notify the Corporation in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Corporation, will keep the Corporation advised of the progress thereof and will discuss with the Corporation all significant actions proposed. The omission to so notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have to the Indemnified Parties except only to the extent that any such delay in giving or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Corporation would otherwise have under this indemnity had the Indemnified Parties not so delayed in giving or failed to give the notice required hereunder.

(6)

The Corporation shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence thereof, provided such defence is conducted by experienced and competent counsel. Upon the Corporation notifying the Indemnified Parties in writing of its election to assume the defence and retaining counsel, the Corporation shall not be liable to the Indemnified Parties for any legal expenses subsequently incurred by the Indemnified Parties in connection with such defence. If such defence is assumed by the Corporation, the Corporation throughout the course thereof will provide copies of all relevant documentation to the Indemnified Parties, will keep the Indemnified Parties advised of the progress thereof and will discuss •with the Indemnified Parties all significant actions proposed.

(7)

Notwithstanding the foregoing paragraph, the Indemnified Parties shall have the right, at the Corporation’s expense, to employ counsel of the Indemnified Parties’ choice, in respect of the defence of any action, suit, proceeding, claim or investigation if: (i) the employment of such counsel has been authorized by the Corporation; or (ii) the Corporation has not assumed the defence and employed counsel therefor within a reasonable time after receiving notice of such action, suit, proceeding, claim or investigation; or (iii) counsel retained by the Corporation or the Indemnified Party(ies) has advised the Indemnified Party(ies) that representation of both parties by the same counsel would be inappropriate because there may be legal defences available to the Indemnified Parties which are different from or in addition to those available to the Corporation (in which event and to that extent, the Corporation shall not have the right to assume or direct the defence on the Indemnified Parties’ behalf) or that there is a conflict of interest between the Corporation and the Indemnified Parties or the subject matter of the action, suit, proceeding, claim or investigation may not fall within the indemnity set forth herein (in either of which events the Corporation shall not have the right to assume or direct the defence on the Indemnified Parties’ behalf). In no event shall the Corporation be required to pay the fees and disbursements of more than one set of counsel in any one jurisdiction for all of the indemnified parties in respect of any particular claim or related set of claims.

(8)

No admission of liability and no settlement of any action, suit, proceeding, claim or investigation shall be made without the consent of the Corporation and the affected Indemnified Parties, such consent not to be unreasonably withheld.

(9)

The indemnity and contribution obligations of the Corporation shall be in addition to any liability which the Corporation may otherwise have, shall extend upon the same terms and conditions to the Personnel of the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, permitted assigns, heirs and personal representatives of the Corporation, the Indemnified Parties and any of the Personnel of the Indemnified Parties. The foregoing provisions shall survive the completion of professional services rendered under the Agreement or any termination of this Agreement.

Section 14            Compensation of the Underwriters

(1)	At the Closing Time, the Corporation shall:

(a)	pay to Stifel GMP, on behalf of the Underwriters, the Underwriting Fee. The Underwriting Fee will be netted out of the gross proceeds of the Offering.

(b)

Create and issue to the Underwriters, or as directed by the Underwriters, in the aggregate, a number of Broker Warrants equal to: (i) 5.5% of the aggregate number of Units sold under the Offering other than to President’s List Subscribers; plus (ii) 1.0% of the aggregate number of Units sold to President’s List Subscribers.

Section 15            Expenses

The Corporation will pay all reasonable expenses and fees (plus HST, if applicable) in connection with the Offering, whether completed or not, including, without limitation: (i) all reasonable expenses of or incidental to the creation, issue, sale or distribution of the Offered Securities and the filing of the Preliminary Prospectus and the Final Prospectus; (ii) the reasonable fees and expenses of the Corporation’s legal counsel; (iii) the reasonable fees and expenses of the Underwriters’ Canadian legal counsel, subject to a maximum of $137,500 (exclusive of applicable taxes and disbursements); and (iv) all reasonable costs incurred in connection with the preparation of documentation relating to the Offering, excluding those out-of-pocket costs incurred by the Underwriters.

Section 16            All Terms to be Conditions

The Corporation agrees that all terms and conditions set out in this Agreement shall be construed as conditions and any breach or failure by the Corporation to comply with any such conditions in favour of the Underwriters in any material respect shall entitle the Underwriters (or any of them) to terminate their obligation to complete the Offering, by written notice to that effect given to the Corporation prior to the Closing Time. The Corporation shall use commercially reasonable efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such conditions without prejudice to the rights of the Underwriters in respect of any such conditions or any other or subsequent breach or non-compliance, provided that to be binding on an Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

Section 17            Termination by Underwriters in Certain Events

(1)	Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Securities by written notice to that effect given to the Corporation at or prior to the Closing Time if:

(a)

Regulatory Out – (i) any order to cease or suspend trading in any securities of the Corporation or prohibiting or restricting in any manner the distribution or trading of the Units or the Common Shares is made or threatened, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange, other stock exchange or other competent authority, and has not been rescinded, revoked or withdrawn; or (ii) any inquiry, action, investigation or other proceeding (whether formal or informal) in relation to the Corporation or any of the directors or officers of the Corporation is announced, commenced or threatened by any securities commission or similar regulatory authority, the Exchange, or any other competent authority, or any order has been issued under or pursuant to any applicable statute of Canada or of any province of Canada or of any other jurisdiction, or any other Applicable Laws or regulatory authority (unless based on the activities or alleged activities of the Underwriters), if, in the reasonable opinion of the Underwriters or any one of them, acting reasonably, the change, announcement, commencement or threatening thereof would be reasonably expected to materially and adversely affect the market price or value of the Common Shares or the distribution or trading of the Units;

(b)

Material Change Out - there should occur or come into effect any material change in the Business, affairs (including any change to executive management of the Corporation, including the departure of the Company the Corporation’s CEO or CFO (or persons in equivalent position), financial condition, prospects, capital or control of the Corporation and the Subsidiaries, taken as a whole, or any change in any material fact, or any new material fact, which, in each case, in the reasonable opinion of the Underwriters, or any one of them, has or could reasonably be expected to have a significant adverse effect on the market price or value or marketability of the Units or Common Shares;

(c)

Disaster Out - there should develop, occur or come into effect or existence any event, action, state, or condition or any action, law or regulation, inquiry, including, without limitation, terrorism, accident, pandemic (including any material escalation in the severity of the COVID-19 pandemic from the date hereof), natural disaster, public protest, or major financial, political or economic occurrence of national or international consequence, or any action, government, law, regulation, inquiry or any other occurrence of any nature, which, in the reasonable opinion of the Underwriters (or any one of them), materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the U.S. or the Business, operations or affairs of the Corporation and the Subsidiaries taken as a whole, or the marketability of the Offered Securities;

(d)

Breach Out - the Underwriters or any one of them, acting reasonably, determines that the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant, term, or condition of this Agreement; or

(e)

Outside Date – the Corporation has not obtained a Final Receipt qualifying the Offered Securities and Broker Warrants for distribution in the Qualifying Jurisdictions by January 8, 2021, or such other date as may be agreed to between the Corporation and the Lead Underwriter, on behalf of the Underwriters, acting reasonably.

(2)

If this Agreement is terminated by any of the Underwriters pursuant to Section 17(1), there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 13 and Section 15.

(3)

The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 17 shall not be binding upon the other Underwriter.

(4)

Notwithstanding the foregoing and for the avoidance of doubt, this Agreement may be terminated at any time at or prior to the Closing Time upon the mutual written agreement of the Corporation and Stifel GMP if the parties hereto decide not to proceed with the Offering.

Section 18            Obligations of the Underwriters to be Several

(1)

The obligations of the Underwriters under this Agreement shall be several in all respects and not joint or joint and several. For certainty, the obligations of the Underwriters to purchase the Offered Securities shall be several and not joint or joint and several, and shall be limited to the percentages of the aggregate number of Offered Securities to be purchased set out opposite the names of the Underwriters respectively below. Furthermore, subject to the terms of this Agreement, the parties hereto agree and acknowledge that the Underwriting Fee shall be apportioned as follows: (i) a work fee equal to 5.0% of the Underwriting Fee to Stifel GMP in consideration for the work rendered by the Lead Underwriter in respect of the Offering, and (ii) the Broker Warrants, and the remainder of the Underwriting Fee among the Underwriters as follows::

Stifel GMP	40%

Canaccord Genuity Corp.	40%

Bloom Burton Securities Inc.	10%

Eight Capital	10%

(2)

If an Underwriter shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Offered Securities at the Closing Time for any reason whatsoever, including by reason of Section 17 hereof, the other Underwriters shall have the right, but shall not be obligated, to purchase the Offered Securities which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Offered Securities, the non-defaulting Underwriter elects not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Corporation shall have the right to either (i) proceed with the sale of the Offered Securities (less the defaulted Offered Securities) to the non-defaulting Underwriter; or (ii) terminate its obligations hereunder without liability except pursuant to the provisions of Section 15 in respect of the non-defaulting Underwriter. If the defaulted Offered Securities do not exceed 10% of the total number of Offered Securities obligated to be purchased under this Agreement, then the non-defaulting Underwriter or Underwriters will be obligated to purchase, on a pro-rata basis (based on the percentages shown above) all, but not less than all of, the defaulted Offered Securities on the terms set out in this Agreement.

(3)

Subject to compliance with Canadian Securities Laws, without affecting the firm obligation of the Underwriters to purchase from the Corporation 3,868,000 Initial Units at the Offering Price in accordance with this Agreement, after the Underwriters have made reasonable effort to sell all of the Offered Securities at the Offering Price, the Offering Price may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price. Such decrease in the Offering Price will not affect the Underwriting Fee to be paid by the Corporation to the Underwriters, and it will not decrease the amount of the net proceeds of the Offering to be paid by the Underwriters to the Corporation, before deducting expenses of the Offering. The Underwriters will inform the Corporation if the Offering Price is decreased.

Section 19            Notices

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered,

in the case of the Corporation, to:

Field Trip Health Ltd.

30 Duncan Street, Suite 401

Toronto, Ontario M5V 2C3

Attention:	Ronan Levy, Executive Chairman & Director
Email:	[*****]

with a copy to (which copy shall not constitute notice hereunder):

Bennett Jones LLP

100 King St. W., Suite 3400

Toronto, Ontario M5X 1A4

Attention:	Aaron Sonshine
Email:	[*****]

in the case of the Underwriters, to:

Stifel Nicolaus Canada Inc.

145 King Street West, Suite 300

Toronto, ON M5H 1J8

Attention: Harris Fricker

Email: [*****]

with a copy of any such notice to:

Borden Ladner Gervais LLP

Bay Adelaide Centre

22 Adelaide Street West, Suite 2800

Toronto, ON M5H 4E3

Attention: Andrew Powers / Cameron A. MacDonald

Email:   [*****] / [*****]

The Corporation and the Underwriters may change their respective addresses for notices by notice given in the manner aforesaid. Any such notice or other communication shall be in writing, and unless delivered personally to the addressee or to a responsible officer of the addressee, as applicable, shall be given by email and shall be deemed to have been given when: (i) in the case of a notice delivered personally to a responsible officer of the addressee, when so delivered; and (ii) in the case of a notice delivered or given by email, on the day of transmission.

Section 20            Miscellaneous

(1)

Actions of Underwriters. Except with respect to Section 13, Section 17 and Section 18, all transactions and notices on behalf of the Underwriters hereunder or contemplated hereby may be carried out or given on behalf of the Underwriters by Stifel GMP, and the Underwriters shall in good faith discuss with each other the nature of any such transactions and notices prior to giving effect thereto or the delivery thereof, as the case may be.

(2)	Successors and Assigns. This Agreement shall enure to the benefit of, and shall be binding upon, the Underwriters and the Corporation and their respective successors and legal representatives.

(3)	Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(4)	Time of the Essence. Time shall be of the essence hereof and, following any waiver or indulgence by any party, time shall again be of the essence hereof.

(5)

Interpretation. The words, “hereunder”, “hereof” and similar phrases mean and refer to the Agreement formed as a result of the acceptance by the Corporation of this offer by the Underwriters to purchase the Offered Securities.

(6)

Survival. All representations, warranties, covenants and agreements of the Corporation and/or the Underwriters herein contained or contained in documents submitted pursuant to this Agreement and in connection with the transaction of purchase and sale herein contemplated shall survive for a period ending on the date that is two years following the Closing Date. Notwithstanding the preceding sentence, Section 13 shall survive the purchase and sale of the Offered Securities and the termination of this Agreement and shall continue in full force and effect for the benefit of the Underwriters or the Corporation, as the case may be, regardless of any subsequent disposition of the Offered Securities or any investigation by or on behalf of the Underwriters with respect thereto without limitation other than any limitation requirements of Applicable Laws. The Underwriters and the Corporation shall be entitled to rely on the representations and warranties of the Corporation or the Underwriters, as the case may be, contained herein or delivered pursuant hereto notwithstanding any investigation which the Underwriters or the Corporation may undertake or which may be undertaken on their behalf.

(7)

Severability. If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

(8)

Several and Joint. In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

(9)

Market Stabilization Activities. In connection with the distribution of the Units, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Canadian Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

(10)

No Fiduciary Duty. The Corporation hereby acknowledges that the Underwriters are acting solely as underwriters in connection with the purchase and sale of the Offered Securities. The Corporation further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Corporation’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Corporation regarding such transactions, including any opinions or views with respect to the price or market for the Corporation’s securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Underwriters agree that the Underwriters are acting as principal and not the agent or fiduciary of the Corporation and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Corporation on other matters). The Corporation hereby waives and releases, to the fullest extent permitted by law, any claims that the Corporation may have against the Underwriters with respect to any breach or alleged breach of any fiduciary, advisory or similar duty to the Corporation in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions.

(11)

Underwriters’ Advice. The Corporation acknowledges and agrees that all written and oral opinions, advice, analyses and materials provided by the Underwriters in connection with this Agreement and their engagement hereunder are intended solely for the Corporation’s benefit and the Corporation’s internal use only with respect to the Offering and the Corporation agrees that no such opinion, advice, analysis or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the Underwriters’ prior written consent in each specific instance. Any advice or opinions given by any of the Underwriters hereunder will be made subject to, and will be based upon, such assumptions, limitations, qualifications, and reservations as such Underwriter(s), in its/their sole judgment, deems necessary or prudent in the circumstances. The Underwriters expressly disclaim any liability or responsibility by reason of any unauthorized use, publication, distribution of or reference to any oral or written opinions or advice or materials provided by the Underwriters or any unauthorized reference to any of the Underwriters or this Agreement.

(12)

Conflict. The Corporation acknowledges that the Underwriters and their affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal. It is possible that the Underwriters and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s interests under this Agreement.

(13)

Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings in respect of the Offering, including the engagement letter dated December 9, 2020 as amended on December 10, 2020. This Agreement may be amended or modified in any respect by written instrument only.

(14)

Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

(15)

Electronic Copies. Each of the parties hereto shall be entitled to rely on delivery of a facsimile or PDF copy of this Agreement and acceptance by each such party of any such facsimile or PDF copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

(16)

Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement.

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If this Agreement accurately reflects the terms of the transactions which we are to enter into and are agreed to by you, please communicate your acceptance by executing the enclosed copies of this Agreement where indicated and returning them to us.

Yours very truly,

STIFEL NICOLAUS CANADA INC.

By:	(Signed) “Harris Fricker”
Harris Fricker
President

CANACCORD GENUITY CORP.

By:	(Signed) “Graham Saunders”
Graham Saunders
Head of Capital Markets Origination

BLOOM BURTON SECURITIES INC.

By:	(Signed) “Jolyon Burton”
Jolyon Burton
President and Head of Investment Banking

EIGHT CAPITAL

By:	(Signed) “Elizabeth Staltari”
Elizabeth Staltari
Managing Director, Investment Banking

The foregoing is hereby accepted and agreed to by the undersigned as of the date first written above.

FIELD TRIP HEALTH LTD.

By:	(Signed) “Joseph del Moral”
Joseph del Moral
Chief Executive Officer

SCHEDULE “A”

SUBSIDIARIES

SCHEDULE “B”

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

(In the event of any U.S. sales)

1.

Capitalized terms used in this Schedule “B” and not defined in this Schedule “B” shall have the meanings given in the Underwriting Agreement to which this Schedule “B” is annexed and the following terms shall have the meanings indicated:

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “B”, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of such Offered Securities;

“Foreign Issuer” means a “foreign issuer” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule “B”, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States, or (b) a national of any country other than the United States, or (c) a corporation or other organization incorporated or organized under the laws of any country other than the United States, except an issuer meeting the following conditions as of the last business day of its most recently completed second fiscal quarter: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States, and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

“Offshore Transaction” means “offshore transaction” as defined in Regulation S;

“Selling Firms” means the Underwriters together with other investment dealers and brokers which participate in the offer and sale of the Offered Securities under the terms of this Agreement, including this Schedule “B”;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S; and

“U.S. Purchaser” means any purchaser of the Offered Securities that is, or is acting for the account or benefit of, a person in the United States or a U.S. Person, or any person offered the Offered Securities in the United States.

2.	The Corporation represents, warrants and covenants to the Underwriters and the U.S. Affiliates that, as of the date of this Agreement, the Closing Time and any Option Closing Time:
(a)	the Corporation is a Foreign Issuer, and there is no Substantial U.S. Market Interest with respect to the Offered Securities or any other class of equity securities of the Corporation;

(b)

none of the Corporation, its affiliates (as defined in Rule 405 under the U.S. Securities Act) or any person acting on its or their behalf (except for the Underwriters, their respective U.S. Affiliates and any person acting on their behalf, as to whom no representation, warranty or covenant is made) (i) has engaged or will engage in any Directed Selling Efforts, (ii) has taken or will take any action that would cause the exemption afforded by Rule 144A to be unavailable for offers and resales of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons in accordance with this Schedule “B”, or the exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Securities in Offshore Transactions in accordance with the Underwriting Agreement, or (iii) has engaged in or will engage in any conduct involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act or any action which would constitute a violation of Regulation M under the U.S. Exchange Act with respect to offers or sales of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons;

(c)	the Offered Securities satisfy the requirements set forth in Rule 144A(d)(3) under the U.S. Securities Act;

(d)

so long as any Offered Securities which have been sold to, or for the account or benefit of, persons in the United States in reliance upon Rule 144A are outstanding and are “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Corporation is neither exempt from reporting pursuant to Rule 12g3-2(b) of the U.S. Exchange Act nor subject to and in compliance with Section 13 or 15(d) of the U.S. Exchange Act, the Corporation will furnish to any holder of such Offered Securities and any prospective purchaser of the Offered Securities designated by such holder, upon request of such holder, the information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act (so long as such requirement is necessary in order to permit holders of such Offered Securities to effect resales under Rule 144A);

(e)

except with respect to the offer and sale of the Offered Securities offered under this Agreement, the Corporation has not, within six months before the commencement of the offer and sale of the Offered Securities, and will not within six months after the latest of the Closing Date and any Option Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Offered Securities and would cause the exemptions from registration pursuant to Rule 144A or the exclusion from registration set forth in Rule 903 of Regulation S to become unavailable with respect to the offer and sale of the Offered Securities;

(f)

except with respect to offers and resales of Offered Securities to Qualified Institutional Buyers or Accredited Investors, pursuant to the terms of this Agreement, none of the Corporation, any of its affiliates, or any person acting on their behalf has made or will make (i) any offer to sell, or any solicitation of an offer to buy, any Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, or (ii) any sale of the Offered Securities unless, at the time the buy order was or will have been originated, the purchaser is outside the United States and is not a U.S. Person or the Corporation, its affiliates an any person acting on their behalf reasonably believe that the purchaser is outside the United States and is not a U.S. Person;

(g)

the Corporation is not, and after giving effect to the offer and sale of the Offered Securities and the application of the proceeds as described in the Prospectus, will not be, an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended, registered or required to be registered under such Act;

(h)

the Offered Securities, the Unit Shares and the Unit Warrants are not and, as of the Closing Date and the Option Closing Date, as applicable, will not be, and no securities of the same class as the Offered Securities, the Unit Shares or the Unit Warrants are or will be:

(i)	listed on a national securities exchange registered under Section 6 of the U.S. Exchange Act;

(ii)	quoted in a “U.S. automated inter-dealer quotation system”, as such term is used in Rule 144A; or

(iii)

convertible or exchangeable at an effective conversion premium or exercise premium (calculated as specified in paragraph (a)(6) and (a)(7) of Rule 144A) of less than 10% for securities so listed or quoted; and

(i)

none of the Corporation or any of its predecessors or subsidiaries has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated under the U.S. Exchange Act.

3.	Each of the Underwriters, severally and not jointly, represents and warrants to the Corporation that, as of the date of this Agreement, the Closing Time and any Option Closing Time:

(a)

it acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may not be offered or resold in the United States or to, or for the account or benefit of, U.S. Persons, except pursuant to transactions exempt from or not subject to the registration requirements under the U.S. Securities Act and exemptions from registration under applicable state securities laws. In addition, until 40 days after the commencement of the offering of the Offered Securities, an offer or sale of the Offered Securities within the United States or to, or for the account or benefit of, U.S. Persons by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from such registration requirements. Accordingly, it has offered and resold, and will offer and resell, the Offered Securities forming part of its allotment only (a) in an Offshore Transaction in accordance with Rule 903 of Regulation S or (b) as provided in paragraphs 3(b) through 3(j) below. None of it, its U.S. Affiliate or any person acting on its or their behalf, has made or will make (except as permitted in paragraphs 3(b) through 3(j) below): (i) any offer to sell or any solicitation of an offer to buy, any Offered Securities in the United States or to, or for the account or benefit of, any U.S. Person in the United States; or (ii) any sale of Offered Securities to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or it, its U.S. Affiliate or persons acting on their behalf reasonably believed that such purchaser was outside the United States and not a U.S. Person. None of it, its U.S. Affiliate, or any persons acting on its or their behalf has engaged or will engaged in any Directed Selling Efforts;

(b)

it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its U.S. Affiliate, any U.S. Affiliate of any Selling Firms or with the prior written consent of the Corporation. It shall require each Selling Firm and its U.S. Affiliate to agree, for the benefit of the Corporation, to be bound by and to comply with, and shall use its commercially reasonable efforts to ensure that each Selling Firm and its U.S. Affiliate complies with, the provisions of this Schedule “B” as if such provisions applied to such Selling Firm or affiliate;

(c)

all offers and sales of the Offered Securities by it in the United States or to, or for the account or benefit of, U.S. Persons have been and will be effected only by its U.S. Affiliate, and in all such cases in compliance with all applicable United States federal and state laws relating to the registration and conduct of securities brokers and dealers and all applicable state securities laws;

(d)

its U.S. Affiliate is, and will be on the date of each offer and sale of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, duly registered as a broker-dealer under the U.S. Exchange Act and under all applicable state securities laws (unless exempt therefrom) and a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc.;

(e)

immediately prior to soliciting any offerees of Offered Securities in the United States or that are purchasing for the account or benefit of U.S. Persons, the Underwriter, its U.S. Affiliate and any person acting on its or their behalf had reasonable grounds to believe and did believe that each offeree solicited by it was a Qualified Institutional Buyer or Accredited Investor with which it has a pre-existing relationship, and at the time of completion of each sale of Offered Securities in the United States or to, or for the account or benefit of, such U.S. Person, the Underwriter, its U.S. Affiliate, and any person acting on its or their behalf will have reasonable ground to believe and will believe, that each purchaser thereof is a Qualified Institutional Buyer or Accredited Investor;

(f)

each offeree of Offered Securities solicited by it that is, or is acting for the account or benefit of, a U.S. Person shall be provided with a copy of the U.S. Private Placement Memorandum and each purchaser of Offered Securities from it that is, or is acting for the account or benefit of, a U.S. Person shall be provided, prior to the time of its purchase of any Offered Securities, with a copy of the final U.S. Private Placement Memorandum and no other written material will be used in connection with the offer and sale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons;

(g)

at least one Business Day prior to the time of delivery, the Corporation and its transfer agent will be provided with a list of all purchasers of the Offered Securities in the United States or purchasing for the account or benefit of, U.S. Persons solicited by it;

(h)

prior to any sale of Offered Securities to a U.S. Purchaser, it shall cause each such U.S. Purchaser that is (i) a Qualified Institutional Buyer purchasing such Offered Securities pursuant to Rule 144A to execute a Qualified Institutional Buyer Letter in the form attached as Exhibit A to the final U.S. Private Placement Memorandum, or (ii) an Accredited Investor purchasing such Offered Securities to execute an Accredited Investor Letter in the form attached as Exhibit B to the final U.S. Private Placement Memorandum;

(i)

at the Closing, each Underwriter (together with its U.S. Affiliate) that participated in the offer of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, will provide a certificate, substantially in the form of Appendix I to this Schedule “B”, relating to the manner of the offer and sale of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons, or will be deemed to have represented that neither it nor its U.S. Affiliate offered or sold Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons; and

(j)

it will inform, and will cause its U.S. Affiliate to inform, all purchasers of the Offered Securities in the United States or purchasing for the account or benefit of, U.S. Persons that by delivery of the U.S. Private Placement Memorandum the Offered Securities have not been and will not be registered under the U.S. Securities Act and are “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act and are being offered and sold to them without registration under the U.S. Securities Act in reliance upon an exemption from such registration pursuant to Rule 144A.

Appendix I to Schedule “B”

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States or to, or for the account or benefit of, U.S. Persons of Offered Securities of Field Trip Health Ltd. (the “Corporation”) pursuant to the underwriting agreement dated December 15, 2020, between the Corporation and the Underwriters named in the underwriting agreement (the “Underwriting Agreement”), each of the undersigned does hereby certify as follows:

(a)

the U.S. Affiliate is a duly registered broker or dealer with the United States Securities and Exchange Commission, and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. on the date of this certificate and on the date of each offer and resale of Offered Securities made by it, and all offers and resales of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons have been effected by the U.S. Affiliate in accordance with all applicable U.S. broker-dealer requirements;

(b)

each purchaser of Offered Securities that is, or is acting for the account or benefit of, a U.S. Person or a person in the United States solicited by us was, prior to the sale of Offered Securities to such purchaser, provided with a copy of the final U.S. Private Placement Memorandum, and we and our U.S. Affiliates have not used and will not use any written material other than the U.S. Private Placement Memorandum in connection with the offering of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons;

(c)

immediately prior to our transmitting the U.S. Private Placement Memorandum to offerees of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons we had reasonable grounds to believe, and did believe, that each offeree was a Qualified Institutional Buyer or Accredited Investor with whom we have a pre-existing relationship, and on the date of this certificate we continue to believe that each purchaser of the Offered Securities purchasing from us through our U.S. Affiliate is a Qualified Institutional Buyer or Accredited Investor;

(d)

in connection with each sale of Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons that are Qualified Institutional Buyers or Accredited Investors solicited by us, we caused each such U.S. Purchaser to execute and deliver a Qualified Institutional Buyer Letter in the form of Exhibit A attached to the final U.S. Private Placement Memorandum or an Accredited Investor Buyer Letter in the form of Exhibit B attached to the final U.S. Private Placement Memorandum;

(e)	no Directed Selling Efforts were engaged in by us with respect to the offer or sale of the Offered Securities by us; and

(f)

the offering of the Offered Securities in the United States or to, or for the account or benefit of, U.S. Persons has been conducted by us in accordance with the Underwriting Agreement, including Schedule “B” to the Underwriting Agreement.

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Capitalized terms used in this certificate and not defined in this certificate have the meanings ascribed thereto in the Underwriting Agreement (including the Schedule “B” to the Underwriting Agreement).

DATED the                       day of                             , 2020.

[UNDERWRITER]		[U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title: